UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 2 August, 2018

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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This Report contains a copy of the following:

The Press Release issued on 2 August, 2018

• • Primary customer base increased in 2Q18 by 400,000 to 12.0 million; total number of retail customers reached 38.2 million Net core lending in 2Q18 grew by € 14.2 billion; net customer deposit inflow amounted to € 5.8 billion ING 2Q18 underlying pre - tax result of € 2,022 million; ING declares interim cash dividend of € 0.24 per share • • 2Q18 result reflects well - diversified loan growth, solid net fee and commission income, and low level of risk costs ING’s 2Q18 four - quarter rolling underlying ROE was 10.4%; ING will pay an interim cash dividend of € 0.24 per ordinary share CEO statement “Our drive to constantly innovate and o ﬀ er a di ﬀ erentiating customer experience contributed to our strong commercial performance in the second quarter of 2018,” said Ralph Hamers, CEO of ING Group. “Our global customer base reached 38.2 million, of which 12.0 million are primary customers. We are grateful for the trust our customers place in us and are committed to serving them to the best of our ability. Our employees consistently make customers their highest priority while adapting to the many changes brought by our ongoing transformation programmes, which will further improve our service proposition and operational e ﬃ ciency. “In the second quarter, we undertook several initiatives to build on our ambition to become the ‘go - to’ place for all the financial needs of customers. We partnered with French insurer AXA to create personalised insurance products and services for customers. Together, we aim to disrupt the insurance market with a digital platform that will o ﬀ er property & casualty, health and protection insurance in six of our Challengers markets, in a clear and easy way. “We also worked on innovative digital solutions that empower small businesses and entrepreneurs to find the best funding for their specific needs. We partnered with Funding Options in the Netherlands and invested in FinCompare in Germany – two digital platforms that o ﬀ er small and medium - sized enterprises (SMEs) access to a wide range of financing options that they can easily compare and select. In Poland, we launched Invoice Financing, a digital microfactoring solution for SMEs that we developed in - house. It puts SME customers in control over which invoices they want to finance and when. “The second quarter also marked the completion of a key milestone in ING’s transformation with the merger of Record Bank into ING in Belgium. Record Bank customers were successfully migrated to ING’s platform, now enabling all customers in Belgium to benefit from one consistent client - service model that is digitally enabled and supported by our branch network. But we aren’t finished yet; our next priorities are to rationalise our product assortment and to unite the IT platforms of Belgium and the Netherlands. These initiatives are integral to unifying our cross - border organisation and unlocking synergies in two of our largest markets for the benefit of customers. “Our net core lending book increased by € 14.2 billion in the second quarter through well - diversified and disciplined growth across both Retail and Wholesale Banking. Despite the low interest rate environment, the net interest margin held up well. We remain conscious of maintaining a healthy balance between risk and returns. ING Group’s second - quarter 2018 underlying result before tax was € 2,022 million, reflecting our continued loan growth and solid net fee and commission income. Risk costs remained low at 15 basis points of average risk - weighted assets. The underlying return on equity on a four - quarter rolling average basis was 10.4%. “ING Group’s fully loaded CET1 ratio was 14.1% at the end of June 2018, as the second - quarter capital generation was outpaced by an increase in RWA, mainly stemming from business growth and a macro - prudential add - on. In the second quarter, we reserved € 0.9 billion of the quarterly net profit for future dividend payments, as we did with the first - quarter net profit. ING will pay an interim cash dividend of € 0.24 per ordinary share over the first six months of 2018. We remain committed to maintaining a strong capital position and reiterate our aim to pay a progressive dividend. “Our second - quarter performance confirms that we’re living up to our Customer Promise every day. Looking ahead, we continue to focus on managing expenses, optimising operational excellence, enhancing our compliance and non - financial risk practices, and executing our digital strategy. I’m confident that our e ﬀ orts will further strengthen our company and enable sustainable success for the long - term benefit of all stakeholders.” Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Investor conference call 2 August 2018 at 9:00 am CET +31 (0)20 531 5821 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webc ast at www.ing.com Media conference call 2 August 2018 at 11:00 am CET +31 (0)20 531 5871 (NL) +44 203 365 3210 (UK) Live audio webc ast at www.ing.com Press release Corporate Communications Amsterdam, 2 August 2018 ING posts 2Q18 net result of € 1,429 million ING continues to record growth in customers and core lending; Think Forward transformation programmes progressing well

2 ING Press Release 2Q2018 Hig h lights Table of contents Share Information Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix 2 3 4 9 13 16 17 19 21 23 24 Market capitalisation (in ï billion) 75 59 61 60 53 50 48 25 0 30 Jun. 2017 30 Sep. 2017 31 Dec. 2017 31 Mar. 2018 30 Jun. 2018 Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. ADR shareholders can contact J.P. Morgan Transfer Agent Service Center: T ick er s Secur i t y c od es Stock exchanges (Bloomberg, Reuters) (ISIN, SEDOL1) Depositary Receipts J.P. Morgan Chase Bank, N.A. Euronext Amsterdam and Brussels INGA NA, INGA.AS NL0011821202, BZ57390 4 New York Plaza, Floor 12 New York, NY 10004 New York Stock Exchange ING US, ING.N US4568371037, 2452643 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 P.O. Box 64504 St. Paul, MN 55164 - 0504 In the US: +1 800 990 1135 Outside the US: +1 651 453 2128 Email: jpmorgan.adr@eq - us.com Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Relative share price performance 1 January 2017 to 30 June 2018 130 120 110 100 90 1 Jan. 2017 1 Apr. 2017 1 Jul. 2017 1 Oct. 2017 1 Jan. 2018 1 Apr. 2018 30 Jun. 2018 ING Stoxx Europe 600 Banks Euro Stoxx Banks Euro Stoxx 50 Share Information Share information Listings Financial calendar Ex - date for interim dividend 2018 (Euronext Amsterdam): Record date for interim dividend 2018 entitlement (Euronext Amsterdam): Record date for interim dividend 2018 entitlement (NYSE): Payment date interim dividend 2018 (Euronext Amsterdam): Payment date interim dividend 2018 (NYSE): Publication results 3Q2018: Monday, 6 August 2018 Tuesday, 7 August 2018 Monday, 13 August 2018 Tuesday, 14 August 2018 Tuesday, 21 August 2018 Thursday, 1 November 2018 All dates are provisional 2Q2017 3Q2017 4Q2017 1Q2018 2Q2018 Shares (in millions, end of period) Total number of shares 3,885.3 3,8 8 5.6 3,8 8 5.8 3,8 8 8.0 3,8 9 1.5 - Treasury shares 0.6 0.6 0.9 0.9 1.7 - Shares outstanding 3,8 8 4.7 3,8 8 4.9 3,8 8 4.8 3,8 8 7.1 3,8 8 9.9 Average number of shares 3,884.0 3,8 8 4.5 3,8 8 4.6 3,8 8 5.0 3,8 8 9.7 Share price (in euros) End of period 15.10 1 5 .60 1 5 .33 1 3 .70 1 2 .33 High 15.75 1 5 .90 1 5 .98 1 6 .66 1 4 .45 Low 13.65 1 4 .59 1 5 .00 1 3 .41 1 2 .28 Net result per share (in euros) 0.35 0.35 0.26 0.32 0.37 Shareholders' equity per share 1 2 .79 1 2 .81 1 2 .97 1 2 .91 1 2 .85 (end of period in euros) Dividend per share (in euros) 0.24 - 0.43 - 0.24 Price/earnings ratio 1) 1 2 .7 1 3 .0 1 2 .1 1 0 .7 9.5 P 1) r F ic o e u / r - b q o u o a k rt r e a r ti r o olling average 1.18 1.22 1.18 1.06 0.96

ING Press Release 2Q2018 3 Highlights ING made solid progress in accelerating its Think Forward strategy in the second quarter of 2018. Commercial performance was strong: our global customer base 1) reached 38.2 million, of which 12 million are primary customers, and we innovated with new and improved services. Our commitment to provide the very best customer experience extends beyond our own products and services. This quarter, we partnered with French insurer AXA to create a fully digital insurance platform that will o ﬀ er customisable protection to retail customers in six countries, helping them to save time and be better prepared for the future. We also made progress with our transformation programme, achieving an important milestone: the merger of Record Bank into ING in Belgium. Record Bank customers were successfully migrated to ING’s platform, meaning all customers in Belgium now benefit from one consistent client - service model supported by our branch network. Innovation We continued to build on our ambition to become the ‘go - to’ place for all the financial needs of customers. For example, we have started to o ﬀ er a wide range of financing options for entrepreneurs and small businesses, for whom a bank loan isn’t always the best option. We partnered with Funding Options, a digital platform that will help Dutch small and medium - sized enterprises (SMEs) find the best funding solutions for their growth needs. We also invested in FinCompare, a Berlin - based fintech that empowers SMEs to easily compare financing alternatives and choose the best option for their business. Besides innovating through strategic partnerships, we also innovate within ING. In Poland, we launched Invoice Financing for SMEs, a digital solution that puts small business customers in control over which invoices they want to finance and when. We also worked on expanding our own fintechs. An example of this is our smart money app Yolt, launched in 2017 in the UK, which will now also be launched in France and Italy. This brings Yolt closer to its ambition of building a pan - European money platform. Yolt is just one of the ways we help people to manage their finances. Four scale - ups finished our Think Forward Initiative’s Accelerator Track, a programme that uses insights into consumer behaviour to make financial decision - making easier. One of them is Otly!, an app that makes financial education accessible to children. Wholesale Banking In Wholesale Banking, ING helped secure the € 2.27 billion financing for the world’s longest suspension bridge, to be built over the Dardanelles Strait in northwestern Turkey. The two - kilometre - long bridge will link Turkey’s European and Asian sides, adding economic and social value to Turkey thanks to improved transportation links. ING’s reputation as a leader in blockchain technology has been enhanced with the bank joining forces with HSBC to conduct a live, fully digital - trade finance transaction on blockchain. The deal, involving a cargo of soybeans exported from Argentina to Malaysia for agrifood trading giant Cargill, took 24 hours rather than weeks and it was completed in May on the R3 Corda platform. Sustainability In the second quarter, we continued to pioneer sustainability - linked financing by o ﬀ ering loans that are linked to a company’s own sustainable key performance indicators (KPIs). For instance, we helped Royal DSM, a global health and nutrition company, and Renewi, a waste management company, in securing tailored financing linked to their sustainability KPIs. We also worked with Gecina, a real estate investment trust, on a sustainability rating - linked loan. The interest rate on this loan is not only dependent on financial metrics, but also on factors related to Gecina’s environmental, social and governance performance. Another example is our Energy Robot, which we launched to detect how much energy is being wasted in buildings. It uses algorithms to compare data from a building’s ‘smart’ energy meter to a benchmark of that specific building, and it can identify opportunities for energy savings of up to 15%. The robot is the next step in supporting the transition to more energy - e ﬃ cient buildings, following the digital sustainability scan tool we launched two years ago. 1) In 2Q18, the Netherlands refined its measurement of customers to align with uniform definitions across ING’s countries. As a result, we have restated customer numbers over previous quarters, back to year - end 2016. In addition, the merger of Record Bank into ING in Belgium was completed in 2Q18. Customer numbers were consolidated accordingly as from 2Q18, resulting in an 80,000 increase in primary customers.

4 ING Press Release 2Q2018 Consolidated Results 1) Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and to the (European) single resolution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' (which is equivalent to risk costs) includes write - o ﬀ s and recoveries on loans and receivables not included in the stock of provision for loan losses. 3) Interim profit not included in CET1 capital in 2Q18 amounting to € 1,735 million (1Q18: € 2,538 million). 4) Annualised underlying net result divided by average IFRS - EU shareholders' equity excluding interim profit not included in CET1 capital. 5) The comparitives for 2017 still represent the previously disclosed NPL ratio and provision coverage ratio under IAS 39. Note: Underlying figures are non - GAAP measures. These are derived from figures according to IFRS - EU by excluding the impact from divestments, special items and Insurance Other. See the Appendix for a reconciliation between GAAP and non - GAAP figures. 2Q2018 2Q2017 Change 1Q2018 Change 1H2 0 18 1H2 0 17 Change Profit or loss (in € million) Net interest income 3,4 4 1 3,3 5 9 2.4% 3,4 0 4 1.1% 6,8 4 5 6,7 1 1 2.0% Net fee and commission income 717 714 0.4% 661 8.5% 1,3 7 8 1,3 9 6 - 1.3% In C ve o s n t s m o e li n d t a i t n e c d o r m e e sults 38 43 - 11.6% 65 - 4 1 .5% 102 91 12.1% Other income 287 415 - 30.8% 327 - 1 2 .2% 614 729 - 15.8% Total underlying income 4 , 4 8 4 4 , 5 3 2 - 1.1% 4 , 4 5 7 0 . 6% 8 , 9 4 0 8 , 9 2 8 0.1% Sta ﬀ expenses 1,3 8 4 1,3 0 9 5.7% 1,3 4 0 3.3% 2,7 2 3 2,5 8 0 5.5% Regulatory costs 1) 98 69 42.0% 493 - 8 0 .1% 591 543 8.8% Other expenses 865 934 - 7.4% 853 1.4% 1,7 1 8 1,7 9 9 - 4.5% Underlying operating expenses 2 , 3 4 7 2 , 3 1 1 1.6% 2 , 6 8 6 - 1 2 .6% 5 , 0 3 2 4 , 9 2 2 2.2% Gross result 2 , 1 3 7 2 , 2 2 1 - 3.8% 1 , 7 7 1 20.7% 3 , 9 0 8 4 , 0 0 5 - 2.4% Addition to loan loss provisions 2) 115 229 - 49.8% 85 3 5 .3% 200 362 - 44.8% Underlying result before tax 2 , 0 2 2 1 , 9 9 2 1.5% 1 , 6 8 6 19.9% 3 , 7 0 8 3 , 6 4 4 1.8% Taxation 557 565 - 1.4% 464 2 0 .0% 1,0 2 1 1,0 2 2 - 0.1% Non - controlling interests 22 23 - 4.3% 29 - 2 4 .1% 51 44 15.9% Underlying net result 1 , 4 4 3 1 , 4 0 3 2.9% 1 , 1 9 2 21.1% 2 , 6 3 6 2 , 5 7 8 2.2% Net result Insurance Other - 14 - 32 33 - 1 4 2 . 4% 19 - 64 Net result ING Group 1 , 4 2 9 1 , 3 7 1 4.2% 1 , 2 2 5 16.7% 2 , 6 5 4 2 , 5 1 4 5.6% Net result per share (in € ) 0.37 0.35 0.32 0.68 0.65 Capital ratios (end of period) ING Group shareholders' equity (in € billion) 5 0 .2 - 0.4% 5 0 .0 4 9 .7 0.6% ING Group common equity Tier 1 ratio fully loaded 3) 1 4 .3% 1 4 .1% 1 4 .5% ING Group common equity Tier 1 ratio phased in 1 4 .3% 1 4 .1% 1 4 .5% Customer lending/deposits (end of period, in € billion) Residential mortgages 2 7 8.3 1.2% 2 8 1.7 2 8 0.0 0.6% Other customer lending 2 9 9.9 3.6% 3 1 0.7 2 8 7.4 8.1% Customer deposits 5 4 6.8 1.8% 5 5 6.7 5 3 3.2 4.4% Profitability and efficiency Underlying interest margin 1.5 1% 1.5 1% 1.5 2% 1.5 1% 1.5 1 % Underlying cost/income ratio 5 2 .3% 5 1 .0% 6 0 .3% 5 6 .3% 5 5 .1% Underlying return on equity based on IFRS - EU equity 4) 1 2 .0% 1 1 .7% 1 0 .0% 1 1 .0% 1 0 .6% Employees (internal FTEs, end of period) 5 1 ,752 0.8% 5 2 ,189 5 1 ,342 1.6% Four - quarter rolling average key figures Underlying interest margin 1.5 4% 1.5 2% 1.5 4 % Underlying cost/income ratio 5 6 .1% 5 3 .6% 5 5 .7% Underlying return on equity based on IFRS - EU equity 4) 1 0 .4% 1 0 .8% 1 0 .3% Risk 15 30 Stage 3 ratio (end of period) 5) 1.7% 1.6% 2.1% Stage 3 provision coverage ratio (end of period) 5) 3 3 .8% 3 3 .9% 3 9 .7% Underlying risk costs in bps of average RWA 11 13 23 Risk - weighted assets (end of period, in € billion) 3 1 2.4 2.0% 3 1 8.7 3 1 0.3 2.7%

ING Press Release 2Q2018 5 Consolidated Results ING’s second - quarter 2018 net result was € 1,429 million, up from € 1,371 million in the second quarter of 2017 and € 1,225 million in the previous quarter. Commercial momentum was again strong in the second quarter of 2018 as we increased the number of primary clients by 400,000 (including 80,000 from the migration of Record Bank customers to ING in Belgium) and recorded € 14.2 billion of net growth in our core lending book. ING Group’s fully loaded CET1 ratio in the second quarter was 14.1%. The underlying net result, defined as the net result excluding Insurance Other, rose to € 1,443 million from € 1,403 million in the second quarter of 2017 and € 1,192 million in the first quarter of 2018 (which included seasonally high regulatory costs). ING’s underlying return on IFRS - EU equity was 12.0% in the second quarter of 2018. On a four - quarter rolling basis, which eliminates the seasonality in results, the underlying return on ING’s IFRS - EU equity was 10.4%. Underlying income declined slightly year - on - year, but improved sequentially, reflecting continued business growth and despite lower results in Financial Markets. Expenses excluding regulatory costs remained under control and were almost flat compared with a year ago, but they increased slightly on the previous quarter. Risk costs amounted to € 115 million, or an annualised 15 basis points of average risk - weighted assets. The relatively low level of risk costs mainly reflects the continued benign credit environment. Underlying results The second - quarter 2018 underlying result before tax of € 2,022 million was supported by continued loan growth and higher net fee and commission income, while risk costs remained low. Compared with the second quarter of 2017, the underlying result before tax rose 1.5% due to lower risk costs. Underlying income declined slightly compared with the year - ago quarter, which included a € 97 million one - o ﬀ gain on the sale of an equity stake, whereas expenses were 1.6% higher, mainly due to increased regulatory costs. Sequentially, the underlying result before tax increased 19.9%; this was fully attributable to seasonally lower regulatory costs. Excluding regulatory costs, the result before tax fell by € 59 million as a modest increase in revenues was more than o ﬀ set by higher operating expenses and an increase in risk costs relative to their very low level in the first quarter of 2018. Total underlying income Total underlying income declined 1.1% to € 4,484 million from € 4,532 million in the second quarter of 2017. In addition to the € 97 million one - o ﬀ gain on the sale of an equity stake in the real estate run - o ﬀ portfolio in the year - ago quarter, the decline was mainly caused by negative currency impacts (most notably the weakening of the Turkish lira, Australian dollar and US dollar against the euro) and weak performance in Financial Markets. This was largely o ﬀ set by higher income from continued business growth in Retail Challengers & Growth Markets and in the Wholesale Banking lending activities, as well as improved Corporate Line revenues. Net interest income rose 2.4% from a year ago, while net fee and commission income exceeded its high level from a year ago. Investment and other income (which in 2017 included the one - o ﬀ gain from an equity stake) declined year - on - year. Compared with the first quarter of 2018, total underlying income increased by € 27 million, or 0.6%, due to a higher interest result and a relatively strong increase in net fee and commission income, partly o ﬀ set by lower investment and other income. The increase in total underlying income was predominantly attributable to strong growth in the Industry Lending and General Lending & Transaction Services businesses within Wholesale Banking. Income from Retail Banking and the other Wholesale Banking product groups declined compared with the previous quarter, due to lower allocated Bank Treasury - related income and a decline in Financial Markets revenues. Total customer lending grew by € 14.2 billion in the second quarter of 2018 to € 592.4 billion. Adjusted for currency impacts and excluding declines in Bank Treasury and the run - o ﬀ portfolios of WUB and Lease, net growth in ING’s core lending book was also € 14.2 billion. Second - quarter 2018 net core lending growth was again well diversified across Retail and Wholesale Banking. Residential mortgages increased by € 3.5 billion due to mortgage growth in most countries, including € 0.1 billion of growth in the core Dutch mortgage book. Other net core lending grew by € 10.7 billion, of which € 4.5 billion was in Retail Banking, including € 0.2 billion of growth in business lending in the Netherlands. In Wholesale Banking, other net core lending grew by € 6.1 billion, predominantly in Industry Lending. Customer deposits increased by € 9.9 billion to € 556.7 billion in the second quarter of 2018. The net growth of customer deposits in Retail and Wholesale Banking (excluding an increase in Bank Treasury and adjusted for currency impacts) was € 5.8 billion. Retail Banking generated a net inflow of € 7.8 billion, driven by seasonally strong growth in the Netherlands and further growth in Belgium and the Other Challengers & Growth Markets. Retail Germany reported a marginally net outflow of € 0.2 billion. Net customer deposits in Wholesale Banking declined by € 2.0 billion.

6 ING Press Release 2Q2018 Consolidated Results Underlying net interest income increased 2.4% to € 3,441 million from € 3,359 million in the second quarter of 2017. The increase was mainly caused by a 6.3% higher interest result in Retail Challengers & Growth Markets and a 4.9% increase in Wholesale Banking. The latter was mainly recorded on lending products and higher (volatile) interest results in Financial Markets. Both increases more than compensated for a 1.6% decline in net interest income in Retail Benelux. Total net interest income on customer lending increased because the impact of volume growth in mortgages and other customer lending was accompanied by a higher overall lending margin compared with a year ago. The interest result on customer deposits declined slightly compared with the second quarter of 2017. This was caused by continued margin pressure on current accounts (due to lower reinvestment yields) and a modest decline in savings volumes, which were only partly compensated by higher volumes in current accounts. The interest margin on savings remained stable compared with a year ago, supported by a further lowering of client savings rates in several countries during the last 12 months. Compared with the first quarter of 2018, which included a € - 35 million non - recurring amortisation of a hedge reserve due to the decision to end some hedge relationships (with equally sized opposite moves in 'other income'), total net interest income increased by € 37 million, or 1.1%. Excluding this amortisation impact, total net interest income rose by € 2 million, as volume growth and slightly higher margins on customer lending and customers deposits were o ﬀ set by lower interest results in Financial Markets and Bank Treasury. income in the Netherlands and most of the Other Challengers & Growth Markets countries, partly o ﬀ set by declines mainly in Belgium and Turkey. Total fee income in Wholesale Banking declined by € 7 million, despite the inclusion of Payvision as from the second quarter of 2018, and was mainly caused by lower Financial Markets fees. Compared with the first quarter of 2018, net fee and commission income rose by € 56 million, or 8.5%. This was driven by increases in most retail countries and higher fee income in Industry Lending and General Lending & Transaction Services, while fees were lower in Financial Markets. Investment income decreased to € 38 million from € 43 million in the second quarter of 2017. The decline was mainly caused by lower dividend income. Compared with the first quarter of 2018, investment income fell by € 27 million due to lower realised gains on debt securities, partly o ﬀ set by a higher result on equities (including dividends). Other income fell to € 287 million from € 415 million in the second quarter of 2017, which included the € 97 million gain on the sale of an equity stake. Excluding this one - o ﬀ gain, other income declined by € 31 million, predominantly in Wholesale Banking, while other income improved in the Corporate Line. The decline in Wholesale Banking was mainly caused by the weaker performance in Financial Markets and negative revaluation results in Industry Lending. On a sequential basis, other income decreased by € 40 million. This was mainly caused by the aforementioned equally - sized opposite move in other income in the first quarter of 2018 ( € 35 million) from ending some hedge relationships. Interest result (in € million) and interest margin (in %) 3,7 5 0 1 . 7 Operating expenses Underlying operating expenses increased by € 36 million, 3,5 0 0 3,2 5 0 3,0 0 0 2,7 5 0 3,490 3,512 3 , 44 1 . 51% 1.57% 1.58% 1 . 6 1 . 5 1 . 4 1 . 3 or 1.6%, year - on - year, but fell by € 339 million, or - 12.6%, compared with the first quarter of 2018. The sharp sequential decline was fully attributable to the seasonality in regulatory costs as ING is required to recognise certain annual charges (such as the contributions to the European single resolution 4 Q2 0 1 7 1 Q2 0 1 8 2Q2018 2 Q2 0 1 7 3 Q2 0 1 7 Interest result Interest margin The second - quarter 2018 underlying net interest margin was 1.51% compared with 1.52% in the first quarter of 2018. The slight margin decline was fully caused by the lower interest results in Financial Markets, Bank Treasury and the Corporate Line, while the aforementioned amortisation impact in the previous quarter provided a partial o ﬀ set. The interest margin on customer lending improved due to higher margins on other (non - mortgage) lending; the margin on mortgages remained stable. The slight improvement of the interest margin on customer deposits was supported by the lowering of client savings rates in some countries, whereas the margin on current accounts declined further. Net fee and commission income rose to € 717 million from € 714 million one year ago. In Retail Banking, net fee and commission income increased by € 9 million due to higher fee fund and the annual Belgian bank taxes) in full in the first quarter of the year. Total regulatory costs in the second quarter of 2018 were € 98 million, down from € 493 million in the first quarter, but up from € 69 million one year ago when regulatory costs included a downward adjustment of the 2017 contribution to the Belgian deposit guarantee scheme. Expenses excluding regulatory costs rose by a modest € 7 million, or 0.3%, compared with a year ago to € 2,249 million. Increases were recorded in Retail Challengers & Growth Markets, mainly related to strategic projects and to support the continued growth in primary clients, as well as in Retail Belgium due to temporarily higher external sta ﬀ expenses. In Retail Netherlands, expenses excluding regulatory costs declined, reflecting ongoing cost savings and the e ﬀ ect of the earlier transformation programmes. Within Wholesale Banking, expenses excluding regulatory costs were slightly lower. This decline was mainly caused by the legal provision recorded in Luxembourg in the second quarter of 2017 and

ING Press Release 2Q2018 7 Consolidated Results positive foreign currency movements, which were partly o ﬀ set by higher sta ﬀ expenses and the inclusion of Payvision. Compared with the first quarter of 2018 (which included a release from the legal provision in Luxembourg), expenses excluding regulatory costs rose by € 56 million, or 2.6%. The increase was primarily visible in Wholesale Banking and was mainly caused by the release of the legal provision in the previous quarter, the inclusion of Payvision and higher sta ﬀ and IT expenses. Operating expenses (in € million) and cost/income ratio (in %) Retail Netherlands recorded a net release from loan loss provisions of € 47 million compared with a net addition of € 12 million in the second quarter of 2017 and a € 4 million net release in the previous quarter. The negative risk costs in the second quarter of 2018 were caused by releases in various portfolios. In Retail Belgium, risk costs were € 32 million, up from € 13 million in the same quarter of last year, but down from € 47 million in the first quarter of 2018. Risk costs in the Retail Challengers & Growth Markets were € 72 million, up slightly from € 68 million in the second quarter of 2017 and € 62 million in the previous quarter. Second - quarter 2018 risk costs were recorded mainly in Poland, Turkey and Spain. 2,7 5 0 2,5 0 0 264 493 62 . 5 60.0 98 Wholesale Banking recorded € 59 million of risk costs in 2,2 5 0 2,0 0 0 1,7 5 0 1,5 0 0 69 53 . 6% 2 , 24 2 94 53 . 8% 2 , 19 5 55.5% 2 , 35 4 55.7% 2 , 19 3 5 6 . 1% 57.5 5 5 . 0 5 2 . 5 2 , 24 9 5 0 . 0 the second quarter of 2018. This is significantly lower than the € 135 million recorded in the year - ago quarter, but up from € 20 million in the first quarter of 2018 when risk costs included several larger releases on individual files. Especially Regulatory costs Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) ING’s second - quarter 2018 underlying cost/income ratio was 52.3% compared with 51.0% in the year - ago quarter and 60.3% in the previous quarter. On a four - quarter rolling basis, which eliminates the seasonality of regulatory costs, the underlying cost/income ratio increased to 56.1% from 53.6% one year ago, and was slightly higher than the 55.7% in the previous four - quarter rolling period. This is mainly caused by the acceleration in digital investment spending and the incidentially high costs in the fourth quarter of 2017. The total number of internal sta ﬀ increased by 437 FTEs in the second quarter to 52 , 189 FTEs at the end of June 2018 , predominantly in Wholesale Banking, of which almost half of the increase was caused by the acquisition of Payvision . Addition to loan loss provisions ING recorded € 115 million of net additions to loan loss provisions in the second quarter of 2018, down from € 229 million one year ago, but up from € 85 million in the previous quarter. This is the second quarter in which risk costs were reported in accordance with IFRS 9. Risk costs are therefore not fully comparable with those reported in previous periods when IAS 39 accounting standards were applied. The continued positive macroeconomic outlook, combined with a benign credit environment in most regions where ING is active, contributed again to relatively low risk costs. Addition to loan loss provisions (in € million) Stage 2 provisions introduced under IFRS 9 have led to additional provisioning. ING’s Stage 3 ratio, which represents Stage 3 credit - impaired outstandings as a percentage of total credit outstandings, improved to 1.6% at 30 June 2018 from 1.7% as at 31 March 2018. Total second - quarter risk costs were 15 basis points of average risk - weighted assets (RWA) versus 30 basis points in the second quarter of 2017 and 11 basis points in the first quarter of 2018. These are well below ING’s through - the - cycle average of 40 - 45 basis points. Underlying result before tax ING’s second - quarter 2018 underlying result before tax was € 2,022 million, up from € 1,992 million one year ago as lower risk costs more than compensated a slight decline in underlying income (reflecting the one - o ﬀ gain on the sale of an equity stake in the second quarter of 2017) and a 1.6% increase in operating expenses. Sequentially, the underlying result before tax rose 19.9%, fully due to the seasonally lower regulatory costs. Underlying result before tax (in € million) 2 , 50 0 2 , 00 0 1 , 50 0 1 , 00 0 500 0 2 Q2 0 1 7 3 Q2 0 1 7 4 Q2 0 1 7 1 Q2 0 1 8 2Q2018 300 200 100 0 60 40 20 0 2 Q2 0 1 7 2Q2018 Addition to loan loss provisions Risk costs in bps of average RWA (annualised) Underlying net result ING’s underlying net result was € 1,443 million. This is 2.9% higher than the € 1,403 million recorded in the second quarter of 2017 and up 21.1% from € 1 , 192 million in the first quarter of 2018 . The e ﬀ ective underlying tax rate was 27 . 6% , almost equal to the previous quarter, but lower than the 28 . 4 % in the second quarter of 2017. The decline in the e ﬀ ective 229 190 124 30 115 25 16 3 Q2 0 1 7 4 Q2 0 1 7 85 11 1 Q2 0 1 8 15 1 , 99 2 1 , 99 5 2 , 02 2 1 , 56 0 1 , 68 6

8 ING Press Release 2Q2018 Segment Reporting: Retail Banking underlying tax rate compared with the previous year was caused by the corporate tax reforms in the US and in Belgium. In the second quarter of 2018, ING’s underlying return on average IFRS - EU equity was 12.0% compared with 11.7% reported over the second quarter of 2017 and 10.0% over the first quarter of 2018. On a four - quarter rolling basis, which reduces the seasonality in results, the underlying return on ING Group’s average IFRS - EU equity slightly increased to 10.4%. ING’s underlying return on equity is calculated using IFRS - EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 30 June 2018, interim profit not included in CET1 capital amounted to € 1,735 million, which is equal to two - thirds of the dividend paid over 2017, following ING’s earlier decision to reserve one - third of the aggregate prior - year dividend in each of the first three quarters of the financial year. Dividend ING will pay an interim cash dividend of € 0.24 per ordinary share over the first half of 2018. This is equal to the interim dividend paid over the first half of 2017. In line with our financial ambitions, ING is committed to maintaining a CET1 ratio of around 13.5%, taking into account the Basel IV impact on the current CET1 ratio. This is well above the prevailing fully loaded requirement, currently set at 11.8%, and implies a management bu ﬀ er of 170 basis points (including Pillar 2 Guidance). ING aims to pay a progressive dividend. The Board’s final dividend proposal will be made at year - end and will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings and regulatory developments. Q 201 8 Return on equity (in %) 12.5 10.0 7.5 5.0 Underlying return on IFRS - EU equity (quarter) Underlying return on IFRS - EU equity (4 - quarter rolling average) Net result ING’s second - quarter 2018 net result amounted to € 1,429 million compared with € 1,371 million in the second quarter of 2017 and € 1,225 million in the first quarter of 2018. The net result also includes the net result from Insurance Other and – when applicable – the impact from divestments and special items after tax. In the second quarter of 2018, ING recorded a € - 14 million net result from Insurance Other. This loss fully reflects the change in the valuation of warrants on NN Group shares compared with the end of March 2018. ING holds warrants for approximately 35 million shares in NN Group at an exercise price of € 40.00 per share. The fair value of these warrants was € 3 million as at 30 June 2018. In the same quarter one year ago, there was a net loss of € 32 million on the warrants, whereas in the first quarter of 2018 a net profit of € 33 million was recorded. Both comparable quarters still included results from warrants on Voya shares; the last warrants on Voya shares were sold in March 2018. There were no divestments or special items in the second quarter of 2018, nor in the year - ago quarter and previous quarter. ING’s net result per share was € 0 . 37 in the second quarter of 2018 based on an average number of shares outstanding of 3 , 890 million during the quarter . Consolidated Results 10.8 11.0 10.4 12.0 10 . 2 10 . 3 11.7 11.5 8 . 3 10 . 0

ING Press Release 2Q2018 9 Segment Reporting: Retail Banking Retail Netherlands Retail Netherlands posted a strong underlying second - quarter 2018 result before tax of € 676 million, up 19.6% from a year ago. The increase was mainly attributable to lower expenses combined with a net release from loan loss provisions mainly reflecting continued positive economic conditions in the Netherlands. Underlying income rose slightly and was supported by higher net fee and commission income. Underlying expenses declined 7.2%, mainly due to ongoing cost - saving programmes and lower IT - related expenses. Sequentially, the underlying result before tax rose by € 113 million, or 20.1%. Underlying expenses fell 13.5% as the previous quarter included the annual contribution to the single resolution fund, while the net release from loan loss provisions increased to € 47 million. Income, however, was slightly lower. The return on equity, based on a 12% common equity Tier 1 ratio, was strong at 34.4% in the second quarter of 2018. Underlying result before tax - Retail Netherlands (in ï million) 800 600 400 200 0 2 Q2 0 1 7 3 Q2 0 1 7 4 Q2 0 1 7 1 Q2 0 1 8 2Q2018 685 676 565 516 563 1) Key figures based on underlying figures. 2) Un “ d I’ e m rlyi p ng le a a ft s e e r - d tax th re a tu t r w n d e iv m ide a d d b e y s a t v e er a a d ge y e p q r u o it g y r b e a s s s ed o o n n o 1 u 2. r 0% CET1 ratio (annualised). 3) In t 2 ra Q n 20 s 1 fo 8 r , m the at a i l o lo n ca d ti u on ri o n f g FT t E h s e fro s m ec s o ha n r d ed q s u er a vi r c t e e c r e o n f te 2 rs 0 to 1 t 8 he . business lines changed to better reflect use of service. Historical figures have been adjusted. Re " ta W il e B re e a n c e h l e u d x key transformation milestones, most notably the completion of the merger of Record Bank into ING in Belgium and the successful migration of almost 600,000 Record Bank customers onto ING’s platform. "Our focus going forward is on rationalising and unifying our product range across Belgium and the Netherlands and building our cross border organisation. We will also continue preparing our shared banking platform for Belgium and the Netherlands, which will enable further improvement of our customer service and more e ﬃ ciency in our operations. "A lot is happening and I'm impressed with the dedication of our colleagues throughout Market Leaders. While experiencing a major transformation, they have kept their focus on delivering a di ﬀ erentiating customer experience.” Roland Boekhout , Member Management Board Banking, Head of Market Leaders Retail Benelux Netherlands Belgium In € million 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 P R o e fit a o il r B lo e s n s elux: Consolidated profit or loss account Net interest income 1,3 3 7 1,3 5 9 886 889 451 470 Net fee and commission income 271 265 165 150 106 115 Investment income 12 20 10 5 2 16 Other income 112 126 69 73 43 53 Total underlying income 1 , 7 3 2 1 , 7 7 0 1,129 1 , 1 1 7 603 654 Expenses excl. regulatory costs 842 870 479 520 362 350 Regulatory costs 19 5 21 19 - 2 - 13 Operating expenses 860 875 500 539 360 336 Gross result 872 895 629 578 242 317 Addition to loan loss provisions - 15 25 - 47 12 32 13 Underlying result before tax 887 870 676 565 211 304 Profitability and efficiency 1) Cost/income ratio 4 9 .7% 4 9 .4% 44.3% 4 8 .3% 59.8% 5 1 .4% Return on equity based on 12.0% common equity Tier 1 2) 2 5 .4% 2 5 .2% 34.4% 2 9 .0% 13.5% 1 9 .7% Employees (internal FTEs, end of period) 3) 1 6 ,846 1 7 ,252 8,630 8,6 3 7 8,216 8,6 1 5 Risk 1) Risk costs in bps of average RWA - 7 12 - 38 10 34 15 Risk - weighted assets (end of period, in € billion) 8 7 .3 8 5 .5 48.8 5 0 .7 38.5 3 4 .8 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 Customer lending/deposits (end of period, in € billion) Residential mortgages 1 4 8.1 1 4 7.6 110.9 1 1 1.1 37.2 3 6 .5 Other customer lending 8 4 .7 8 2 .5 34.8 3 5 .7 49.9 4 6 .9 Customer deposits 2 3 2.5 2 2 6.3 147.4 1 4 2.7 85.2 8 3 .7

Segment Reporting: Retail Banking

Total underlying income increased 1.1% year-on-year to €1,129 million, mainly reflecting higher fee income on current accounts. The interest result remained resilient as lower margins on savings and current accounts (due to the low interest rate environment) were off set by higher margins on mortgages. On a sequential basis, total underlying income decreased by €9 million, mainly because the first quarter of 2018 included higher Bank Treasury-related income.

Customer lending decreased by €1.0 billion in the second quarter to €145.7 billion. Net core lending (excluding the run-off in the WUB run-off portfolio and a decline in Bank Treasury) grew by €0.3 billion, of which €0.1 billion was in mortgages and €0.2 billion in business lending. Net customer deposits (excluding Bank Treasury) increased by €4.2 billion, of which €2.7 billion was in savings and €1.6 billion in current accounts. These increases mainly reflect seasonality due to the holiday payments.

Underlying operating expenses fell by €39 million, or 7.2%, from a year ago. This was mainly due to non-recurring items booked in the second quarter of 2017, ongoing cost savings realised through the transformation programmes, and lower IT expenses. Sequentially, expenses dropped by €78 million, or 13.5%, as the first quarter included the annual contribution to the single resolution fund. Excluding regulatory costs, expenses declined by €8 million as lower IT expenses more than off set the impact of higher staff expenses.

Second-quarter 2018 risk costs were €-47 million compared with €12 million in the year-ago quarter and €-4 million in the first quarter of 2018. The negative risk costs in the second quarter of 2018 were caused by releases in various portfolios, reflecting the continued positive economic conditions in the Netherlands as well as some model updates.

Risk-weighted assets declined by €0.4 billion in the second quarter of 2018 to €48.8 billion, mainly reflecting positive risk migration.

Retail Belgium

Retail Belgium, including Luxembourg, posted an underlying result before tax of €211 million, down by €93 million from the year-ago quarter, but €190 million higher than in the first quarter of 2018. Total income declined by €51 million to €603 million compared with the second quarter of 2017. This was mainly due to lower income on savings and current accounts, reflecting the continued low interest rate environment, and lower revenues from Bank Treasury. Expenses excluding regulatory costs were up €12 million compared to the year- ago quarter, mainly due to costs related to the completion of key milestones in the transformation programmes such as the migration of Record Bank customers to ING in
Belgium and the introduction of a new client-service model. Sequentially, the underlying result before tax was €190 million higher than in the first quarter. This was almost fully attributable to lower regulatory costs, which are mainly booked in the first quarter of the year, and lower risk costs.

The second-quarter return on equity, based on a 12% common equity Tier 1 ratio, was 13.5%.

Underlying result before tax - Retail Belgium (in × million)


400
300
200
100
0
304
208
200
21
211
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018

Total underlying income fell by €51 million, or 7.8%, year-on- year, mainly due to continued margin pressure on savings and current accounts as a result of the low interest rate environment. Revenues in Bank Treasury were also lower, and commission income edged down as fees on investment products were lower than in the strong second quarter of last year. Sequentially, income was down €7 million, or 1.1%, due to lower Bank Treasury-related revenues. This was only partly compensated by higher revenues on business lending and mortgages, mainly reflecting higher volumes. Net interest income increased by €5 million as the aforementioned volume growth was only partly off set by the margin pressure on customer deposits.

Customer lending increased by €3.7 billion in the second quarter of 2018 to €87.1 billion. Net core lending (which excludes Bank Treasury) grew by €3.4 billion, of which €2.7 billion was in business lending and €0.7 billion in mortgages. Customer deposits grew to €85.2 billion, driven by a net inflow of €1.4 billion in the quarter, of which €1.7 billion was in current accounts, while savings declined by €0.3 billion.

Underlying operating expenses were €360 million, up 7.1% from the same quarter of 2017 which included a downward adjustment on the DGS contribution. Excluding regulatory costs, expenses rose 3.4%, mainly due to higher external staff expenses related to the transformation programmes and the successful integration of Record Bank into ING in Belgium. On a sequential basis, expenses fell by €183 million, as the full- year contributions for the European single resolution fund, the Belgian deposit guarantee scheme and Belgian bank taxes were all recorded in the first quarter of 2018. Expenses excluding regulatory costs were flat compared with the first quarter.

Second-quarter 2018 risk costs were €32 million, or 34 basis points of average risk-weighted assets, compared with €13 million in the year-ago quarter and €47 million in the previous quarter.

Risk-weighted assets rose by €2.3 billion in the second quarter to €38.5 billion. The increase mainly reflects lending growth and a macro-prudential add-on for residential mortgages, partly off set by lower operational risk-weighted assets.

10

ING Press Release 2Q2018

ING Press Release 2Q2018 11 Segment Reporting: Retail Banking Retail Germany Retail Germany, which includes Austria, posted a second - quarter 2018 underlying result before tax of € 228 million, up from € 214 million in the second quarter of 2017. This increase was mainly driven by adjustments of client savings rates and volume growth in customer lending. Compared with the first quarter of 2018, the result before tax increased by € 33 million. The increase was mainly due to higher income resulting from a lowering of the client savings rate in April 2018 and seasonally higher regulatory costs in the first quarter. Retail Germany continued its strong business momentum, adding approximately 60,000 primary customers in the second quarter and growing net core lending by € 1.5 billion. The return on equity, based on a 12% common equity Tier 1 ratio, was strong at 20.0% for the second quarter. Underlying result before tax - Germany (in ï million) 400 300 200 100 0 2Q2017 3Q2017 4Q2017 1Q2018 2Q2018 Total underlying income was € 481 million, up 5.7% from the second quarter of 2017. The increase was mainly attributable to higher net interest income, supported by increased lending volumes and the impact of client savings rate adjustments, u nt 214 220 251 195 228 1) Key figures based on underlying figures. 2) Un “ d I e n rl t y h in e g a s f e te c r o - t n ax d re q tu u r a n r d t i e vi r d , e w d e by in av v e e ra s g te e d eq f u u it r y th ba e s r e i d n o c n u 1 s 2 t . o 0% m C e E r T - 1 f r r a i t e io n ( d a l n y nualised). 3) In t 2 e Q c 2 h 0 n 1 o 8 l , o th g e ie al s lo a ca n t d ion e o x f te FT r E n s a fr l o c m o s ll h a a b re o d r s a e t r i v o ic n e s ce t n o te e rs m to p th o e w b e u r si o ne u s r s c li u ne s s to ch m an e g r e s d to better reflect use of service. Historical figures have been adjusted. Re t t o ai s l t C ay h a al s l t e e n p g a e h r e s a & d. G W r e o b w e t l h ie M ve a t r h k a e t t t s he bank of the future must be open by o ﬀ ering customers more than just its own products and services. So building on our track record for collaboration, we partnered with French insurer AXA to create a digital insurance platform that will o ﬀ er personalised and customisable protection to customers. "Our focus on providing an excellent customer experience resulted in the strong growth of our primary customer base by 235,000 in the Challengers & Growth Markets. "We also worked on digital solutions that empower small business customers and entrepreneurs to find the best funding for their companies. In Germany, we invested in FinCompare, a digital platform that o ﬀ ers small and medium - sized enterprises access to a wide range of financing options that they can easily compare and select. "We’re confident that our e ﬀ orts will improve the customer experience and support ING’s ambition to become the ‘go - to’ place for all financial needs of customers.” Aris Bogdaneris , Member Management Board Banking, Head of Challengers & Growth Markets Retail Challengers & Growth Markets Germany Other Challengers & Growth Markets In € million Retail Challengers & Growth Markets: Consolidated profit or loss acco 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 Profit or loss Net interest income 1,0 7 7 1,0 1 3 435 405 642 607 Net fee and commission income 157 154 48 51 109 103 Investment income 12 18 6 0 6 18 Other income 19 18 - 8 - 2 27 20 Total underlying income 1 , 2 6 4 1 , 2 0 3 481 455 783 748 Expenses excl. regulatory costs 682 623 230 222 453 401 Regulatory costs 66 55 19 15 47 40 Operating expenses 748 679 249 237 499 441 Gross result 516 525 232 218 284 307 Addition to loan loss provisions 72 68 3 5 69 63 Underlying result before tax 444 457 228 214 215 243 Profitability and efficiency 1) Cost/income ratio 5 9 .2% 5 6 .4% 5 1 .8% 5 2 .1% 6 3 .7% 5 9 .0% Return on equity based on 12.0% common equity Tier 1 2) 1 3 .9% 1 4 .8% 2 0 .0% 1 9 .6% 1 0 .7% 1 2 .4% Employees (internal FTEs, end of period) 3) 2 2 ,710 2 2 ,240 4,7 0 6 4,6 4 7 1 8 ,004 1 7 ,593 Risk 1) Risk costs in bps of average RWA 38 37 5 7 56 51 Risk - weighted assets (end of period, in € billion) 7 5 .4 7 4 .2 2 5 .9 2 4 .5 4 9 .5 4 9 .7 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 Customer lending/deposits (end of period, in € billion) Residential mortgages 1 3 2.7 1 2 9.8 7 1 .6 7 0 .3 6 1 .1 5 9 .5 Other customer lending 3 8 .6 3 9 .3 1 2 .0 1 3 .0 2 6 .6 2 6 .3 Customer deposits 2 5 7.6 2 5 2.9 1 3 5.9 1 3 2.5 1 2 1.8 1 2 0.5

Segment Reporting: Retail Banking

as well as higher investment income. However, other income was lower, reflecting negative hedge ineff ectiveness results. Compared with the first quarter of 2018, total underlying income increased slightly as higher net interest income and investment income as well as €2 million higher fee income were largely off set by lower other income due to the aforementioned negative hedge ineff ectiveness results.

Total customer lending rose by €0.2 billion in the second quarter of 2018 to €83.6 billion. Net core lending, which excludes Bank Treasury products, increased by €1.5 billion, of which €1.2 billion was attributable to residential mortgages and €0.3 billion to consumer lending. Customer deposits rose by €3.4 billion to €135.9 billion, but excluding Bank Treasury they decreased slightly by €0.2 billion, as an increase in current accounts was more than off set by a decrease in savings.

Operating expenses increased by €12 million to €249 million compared with €237 million in the second quarter of 2017. Excluding regulatory costs, expenses increased year-on- year by €8 million, mainly reflecting higher costs to support business growth. Compared with the previous quarter, expenses excluding regulatory costs rose by €6 million. The cost/income ratio improved to 51.8% in the current quarter.

Risk costs declined to €3 million, or 5 basis points of average risk-weighted assets in the quarter, compared with €5 million in the second quarter of 2017 and €9 million in the first quarter of 2018.

Risk-weighted assets increased by €0.6 billion in the second quarter to €25.9 billion, mainly due to lending volume growth, partly off set by lower operational risk-weighted assets.

Retail Other Challengers & Growth Markets
The second-quarter 2018 underlying result before tax of Retail Other Challengers & Growth Markets decreased to €215 million from €243 million one year ago. The decrease in pre- tax result was mainly due to higher staff costs and higher costs for strategic projects. These factors more than off set the positive impact of higher income in Australia, Poland, Romania and Spain, reflecting higher volumes and margins, as well as increased fee income. Compared with the first quarter of 2018, the underlying result before tax fell by €30 million, and was mainly attributable to lower revenues from Bank Treasury and higher risk costs. The return on equity, based on a 12% common equity Tier 1 ratio, declined slightly to 10.7% in the second quarter of 2018.

Underlying result before tax - Retail Other Challengers & Growth Markets (in € million)



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0
243
236
108
245
215
2Q2017
3Q2017
4Q2017
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2Q2018

Total underlying income rose by €35 million to €783 million compared with a year ago, driven by strongly improved commercial results across most of the countries, reflecting continued customer and volume growth. The increase was fully attributable to higher net interest income as strong growth in both customer lending and customer deposits, combined with a slightly higher lending margin and an increase in Bank Treasury revenues, more than outpaced the margin pressure on savings and current accounts. Net commission and fee income was €6 million higher; this was fully off set by lower investment and other income. Compared with the first quarter of 2018, underlying income dropped by €16 million, or 2.0%, due to lower revenues from Bank Treasury.

Customer lending grew by €2.0 billion in the quarter to €87.8 billion. Excluding currency impacts and Bank Treasury, net core lending rose by €2.9 billion, of which €1.5 billion was in mortgages and €1.4 billion in other customer lending, with a large part generated in Poland, Spain and Australia. Net customer deposits (excluding currency impacts) increased by
€2.3 billion, primarily reflecting net inflows from customers in Poland and Australia.

Operating expenses increased by €58 million from a year ago to €499 million in the second quarter of 2018. This was mainly due to higher staff costs to support further commercial growth, increased costs for strategic projects, and higher regulatory expenses. Compared with the first quarter of 2018, operating expenses decreased by €3 million, reflecting lower regulatory costs, partly off set by an increase in staff costs.

Risk costs were €69 million, up €6 million versus the second quarter of 2017 and up €17 million from the previous quarter. Second-quarter 2018 risk costs were mainly recorded in Poland, Turkey and Spain. Risk costs, in basis points of average risk-weighted assets, rose to 56 basis points in the second quarter of 2018 from 42 basis points in the previous quarter.

Risk-weighted assets increased by €0.2 billion in the second quarter of 2018 to €49.5 billion, as lending growth and higher market risk-weighted assets were largely off set by lower operational risk-weighted assets.

12 ING Press Release 2Q2018

ING Press Release 2Q2018 13 Segment Reporting: Wholesale Banking Total Wholesale Banking Industry Lending General Lending & Transaction Services Financial Markets Bank Treasury & Other In € million 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 Profit or loss Net interest income 987 941 569 549 299 284 78 66 40 42 Net fee and commission income 290 297 163 156 116 103 16 39 - 6 - 1 Investment income 10 11 3 1 0 0 0 0 7 10 Other income excl. CVA/DVA 165 378 - 18 10 17 9 144 218 21 141 Underlying income excl. CVA/DVA 1,4 5 1 1,6 2 7 718 716 433 396 238 323 62 192 CVA/DVA 1) 11 - 39 11 - 39 Total underlying income 1 , 4 6 2 1 , 5 8 8 718 716 433 396 249 285 62 192 Expenses excl. regulatory costs 658 668 181 174 216 190 227 220 34 84 Regulatory costs 9 7 0 0 1 1 0 2 9 4 Operating expenses 667 675 181 174 217 191 226 222 43 88 Gross result 795 914 537 542 216 205 22 63 19 104 Addition to loan loss provisions 59 135 49 94 3 5 1 1 6 36 Underlying result before tax 736 778 488 448 213 200 22 63 14 68 Profitability and efficiency 2) Cost/income ratio 45.6% 4 2 .5% 2 5 .2% 24.4% 5 0 .0% 4 8 .2% 9 1 .0% 7 7 .8% 6 8 .9% 4 5 .8% Return on equity based on 12.0% common 11.8% 1 2 .7% 1 6 .4% 16.5% 1 1 .4% 1 0 .5% 2.0% 4.9% 1.7% 1 6 .0% equity Tier 1 3) Employees (internal FTEs, end of period) 4) 1 2 ,630 1 1 ,847 Risk 2) Risk costs in bps of average RWA 15 36 28 54 3 4 1 1 26 148 Risk - weighted assets 1 5 3.4 1 4 8.0 7 5 .3 6 8 .0 4 9 .0 4 5 .8 2 0 .2 2 4 .6 8.9 9.6 (end of period, in € billion) 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 Customer lending/deposits (end of period, in € billion) Residential mortgages 0.8 0.8 0.0 0.0 0.0 0.0 0.0 0.0 0.8 0.8 Other customer lending 1 8 7.0 1 7 7.8 1 2 4.9 1 1 5.2 5 5 .3 5 4 .3 1.3 1.8 5.5 6.4 Customer deposits 6 6 .5 6 7 .7 1.6 1.6 4 9 .6 5 1 .4 4.3 4.7 1 0 .9 1 0 .1 Wholesale Banking recorded an underlying result before tax of € 736 million in the second quarter of 2018, down from € 778 million one year ago. The decline reflects lower results in Financial Markets due to less favourable market conditions, while Industry Lending recorded a solid quarter on the back of strong volume growth, despite the e ﬀ ect of adverse currency rates movements. Furthermore, General Lending & Transaction Services recorded a strong result, mainly driven by robust volume growth in General Lending and the inclusion of Payvision in the current quarter . Risk costs for Wholesale Banking were a low 15 basis points of average RWA, compared with - 5 basis points of average RWA in the previous quarter and 36 basis points in the second quarter of 2017. Business momentum remained strong, with € 6.1 billion of net core lending growth during this quarter (excluding Bank Treasury and currency impacts). The return on equity, based on a 12% common equity Tier 1 ratio, was 11.8% in the second quarter of 2018. Underlying result before tax - Wholesale Banking (in ï million) 1 , 00 0 800 600 400 200 0 2 Q2 0 1 7 3 Q2 0 1 7 4 Q2 0 1 7 1 Q2 0 1 8 2Q2018 Wholesale Banking: Consolidated profit or loss account 778 698 702 736 557 1) As from 2018 only CVA/DVA on derivatives as DVA on notes directly impacts equity under IFRS 9. 2) Key figures based on underlying figures. 3) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). 4) In “ 2 W Q2 e 0 a 1 r 8 e , m the a a k l i l n oc g at g io o n o o d f F p T r E o s g fr r o e m ss sh t a o re c d o s n e v rv e ic rt e W ce h nt o e l r e s s to a t l h e e B bu a s n in k e i s n s g lin in es to ch a an m ge o d re to better reflect use of service. Historical figures have been adjusted. customer - centric business that offers a consistent experience across Wh b o o l r e d s e a rs l . e Banking "We are intensifying our efforts to optimise processes, increasingly in cooperation with third - party solutions and Fintechs, as well as through our WB Target Operating Model programme . "We saw high demand from our clients as evidenced by strong net lending growth, which was well diversified across sectors and geographies. As we maintain strict discipline on realising the right returns, we chose to grow less in some areas were competitive pressures were prevalent. "We are proud to encourage sustainable business practices and continued to pioneer sustainability - linked financing in the second quarter. We helped global health and nutrition company Royal DSM and waste management company Renewi, to secure tailored financing linked to their own sustainability key performance indicators.” Isabel Fernandez , Member Management Board Banking, Head of Wholesale Banking

Segment Reporting: Wholesale Banking

Total underlying income was €126 million, or 7.9% lower than in the second quarter of 2017, which included a €97 million gain on the sale of an equity stake in the real estate run-off portfolio. Excluding this gain and adjusted for approximately
€-60 million of currency impacts, total underlying income was up 2% year-on-year. This was mainly due to strong income growth in Industry Lending and General Lending & Transaction Services and favourable credit and debt valuation adjustments (CVA/DVA) impacts of €11 million (versus €-39 million a year ago), and despite lower income in Financial Markets and Bank Treasury. Sequentially, total underlying income excluding CVA/ DVA impacts was 5.3% higher than in the first quarter, reflecting robust performance in Industry Lending and higher income in General Lending & Transaction Services, supported by the inclusion of Payvision. This was partially off set by lower income from Financial Markets and Bank Treasury.

Net interest income increased 4.9% year-on-year, driven by volume growth and resilient margins in both Industry Lending and General Lending & Transaction Services, and despite negative currency impacts. On a sequential basis, net interest income grew 5.6%, mainly attributable to Industry Lending.

Net fee and commission income decreased 2.4% year-on- year negatively aff ected by adverse currency movements. In the second quarter of 2018, net fee and commission income in Industry Lending and General Lending & Transaction Services was strong, while Financial Markets fees declined consistent with lower deal activity in Corporate Finance and Capital Markets. Sequentially, net fee and commission income increased 10.3%, mainly due to strong growth in commission income in Industry Lending (notably in Energy, Transport
& Infrastructure Group) and to the inclusion of Payvision. Investment income was broadly in line with the second quarter of 2017. Compared with the previous quarter, investment income decreased by €14 million due to lower capital gains in Bank Treasury.

Total other income was €176 million, down from €340 million in the second quarter of 2017 and €179 million in the previous quarter. The decrease year-on-year is mainly explained by the
€97 million gain from the aforementioned sale of an equity stake in the second quarter of 2017 and lower other income in Industry Lending in the current quarter. Compared with the first quarter of 2018, other income was relatively stable.

Operating expenses decreased to €667 million from €675 million in the second quarter of 2017, which included a provision for a litigation related to a business that was discontinued in Luxembourg around the year 2000. Excluding this provision, costs grew in line with higher headcount, wage inflation and higher regulatory costs. On a sequential basis, expenses excluding regulatory costs increased by €55 million, mainly because the first quarter of 2018 included the partial release of the aforementioned legal provision as well as higher staff costs.

In the second quarter of 2018, total risk costs in Wholesale Banking amounted to €59 million (or 15 basis points of average risk-weighted assets) compared with €135 million in the second quarter of 2017. Risk costs in the first quarter of 2018 were €-20 million, reflecting releases on a number of Project and Asset-based Finance loans and limited net additions to loan loss provisions.

In the second quarter of 2018, risk-weighted assets increased by €4.4 billion to €153.4 billion, mainly reflecting volume growth and currency eff ects, partially off set by lower operational risk-weighted assets in Financial Markets.

Industry Lending

Underlying result before tax - Industry Lending (in € million)


600
450
300
150
0
448
532
474
443
488
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018

Industry Lending posted an underlying result before tax of €488 million, up 8.9% from the second quarter in 2017, driven by lower risk costs and solid net interest and commission income despite the adverse currency movements. On a sequential basis, the underlying result before tax rose 10.2% on the back of strong income growth as the second quarter of 2018 recorded €6.3 billion of net core lending, which was only partially off set by a normalisation of risk costs.

Income increased slightly by 0.3% year-on-year, as the impact of strong lending growth in Project and Asset-based Finance as well as in Real Estate Finance was largely off set by adverse currency movements and negative revaluation results. Adjusted for currency impacts, income rose almost 5% from the second quarter of 2017. Sequentially, income increased 15.2% due to strong income growth reflecting robust commercial results. Net core lending (excluding currency impacts) in the second quarter grew by €6.3 billion with, on average, a higher net interest margin, which was further supported by additional interest income on a restructuring file.

Expenses were 4.0% higher than in the second quarter of 2017, mainly due to higher personnel expenses due to wage inflation and higher headcount to support business growth. However, expenses decreased 8.1% sequentially as the first quarter of 2018 included higher regulatory costs. Excluding regulatory costs, expenses were up 5.8%, mainly due to wage inflation and staff -related expenses to support business growth.

Risk costs amounted to €49 million and primarily included additions to loan loss provisions for a few larger files in Germany and Asia. Year-on-year, risk costs decreased by €45 million. However, risk costs rose by €66 million compared with the first quarter of 2018 as that quarter included a number of net releases.

14 ING Press Release 2Q2018

Segment Reporting: Wholesale Banking

General Lending & Transaction Services

Underlying result before tax - General Lending & Transaction Services (in € million)



250
200
150
100
50
0
200
177
188
189
213
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018

General Lending & Transaction Services posted an underlying pre-tax profit of €213 million, up 6.5% from one year ago due to stronger General Lending income and the inclusion of Payvision. Sequentially, the result rose 12.7%, mainly due to the aforementioned reasons, as well as lower regulatory costs and lower expenses in Payments and Cash Management (PCM).

Income rose 9.3% year-on-year, driven by General Lending and PCM. General Lending income benefited from portfolio growth and an improved interest margin, supported by one-offs on some specific files. PCM reported strong income due to higher margins on US dollar business and higher outstandings in non-euro locations. Additionally, the current quarter includes the results of Payvision. Sequentially, total income rose 7.4%, driven by the aforementioned factors.

Expenses increased 13.6% year-on-year in all products except for PCM, mainly due to higher staff-related costs to support business growth. Sequentially, expenses decreased 6.5%

due to lower regulatory costs. Excluding regulatory costs, expenses increased 3.8%, mainly due to the inclusion of Payvision as of the second quarter of 2018.

Risk costs were €3 million for the quarter compared with €5 million in the second quarter of 2017 and a net release of €17 million in the previous quarter.

Financial Markets

Underlying result before tax - Financial Markets (in € million)



150
75
0
-75
-150
63
20
-99
18
22
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018

Financial Markets posted an underlying result before tax of €22 million, down from €63 million in the second quarter of 2017, but up slightly from €18 million in the first quarter of 2018 due to lower regulatory costs. The result in the current quarter included €11 million of CVA/DVA impacts compared with €-39 million of CVA/DVA impacts in the second quarter of 2017 and €23 million in the previous quarter.

Income excluding CVA/DVA impacts fell 26.3% compared with the second quarter of 2017 when market conditions were more favourable. The decline was mainly caused by lower net revenues in the Fixed Income, Credit Trading and Money Markets businesses, which were impacted during the second quarter of 2018 by reduced client activity, low interest rates in Europe and tight credit spreads. In addition, the year-
ago quarter included some reserve releases and a one-off gain related to the discontinuation of a part of the equity derivatives business. Revenues of Corporate Finance and Securitisations declined due to lower deal activity.

Compared with the first quarter of 2018, income excluding CVA/DVA decreased 7.4%, mainly due to lower income in the Capital Markets, Corporate Finance and Securitisations businesses. This was partly offset by higher income in Rates, consistent with increased client activity.

Operating expenses increased 1.8% year-on-year, largely reflecting higher IT investments. Compared with the first quarter of 2018, expenses decreased 13.7% due to seasonally lower regulatory costs.

Bank Treasury & Other

Underlying result before tax - Bank Treasury & Other (in € million)



100
50
0
-50
68
-31
-7
52
14
2Q2017
3Q2017
4Q2017
1Q2018
2Q2018

Bank Treasury & Other recorded an underlying result before tax of €14 million versus €68 million in the second quarter of 2017 and €52 million in the previous quarter. Income fell by
€130 million on a year ago, which included the €97 million gain on the sale of an equity stake in the real estate run-off portfolio. Furthermore, income in Bank Treasury declined primarily due to lower hedge ineffectiveness results and lower capital gains. Income from Corporate Investments was also lower. Sequentially, total income decreased by €33 million, or 34.7%; the decline was mainly caused by lower Bank Treasury income due to lower hedge ineffectiveness results and lower capital gains on the sale of government bonds.

Operating expenses fell by €45 million year-on-year, mainly due to a legal provision in Luxembourg that was recorded in the second quarter of 2017. Sequentially, expenses increased by €15 million due to the aforementioned provision, which was partially released in the first quarter and despite lower regulatory costs.

Risk costs amounted to €6 million for the quarter, down from €36 million in the second quarter of 2017 and €15 million in the previous quarter. The decline versus both comparable quarters was mainly related to lower risk costs in the Italian Lease run-off portfolio.

ING Press Release 2Q2018 15

16 ING Press Release 2Q2018 CSeognmsoelindtaRtedpoBratilnagn:cCeoSrpho o er r eatte Line Banking improved to € - 73 million from € - 86 million in the second quarter of 2017. The improvement was mainly caused by lower negative legacy costs. The Other Corporate Line result, which includes among others shareholder expenses and unallocated income and other expenses, improved to € - 52 million from € - 78 million one year ago . ing result before tax pared with € - 113 me improved to € 2 8. This was prima costs for net investment hedging and lower interest paid following the maturity of some high - cost legacy bonds, and despite a lower result on capital investments. In addition, the second quarter of 2017 contained a negative revaluation result on US dollar call options. Operating expenses decreased by € 11 million compared with the same quarter of last year due to lower expenses for share - based payments. The underlying result before tax in the first quarter of 2018 was € - 40 million. The Capital Management - related result was € 81 million in the second quarter of 2018 compared with € 52 million in the same quarter of last year. The income on capital surplus was € - 24 million in the second quarter of 2018 versus € 24 million one year ago, mainly due to a lower result on capital investments. The 'foreign currency exchange ratio hedging' result was € 102 million in the second quarter of 2018 versus € 52 million in the second quarter of last year. The € 50 million increase was mainly due to lower costs on net investment hedging in the current quarter and the negative revaluation result of US - dollar call options in the second quarter of 2017. The result of Other Capital Management amounted to € 2 million in the second quarter of 2018 versus € - 25 million in the same quarter of 2017. The improvement was largely attributable to the positive revaluation result on a prepayment swap for externally sold securitised mortgages, whereas the year - ago quarter included negative results on equity participations. Bank Treasury - related results primarily include the isolated legacy costs (mainly negative interest results) caused by the replacement of short - term funding with long - term funding during 2012 and 2013. The second - quarter 2018 result Corporate Line: Consolidated profit or loss account In € million 2Q2018 2Q2017 Profit or loss Net interest income 40 46 Net fee and commission income 0 - 2 Investment income 4 - 6 Other income - 19 - 68 Total underlying income 26 - 30 Expenses excl. regulatory costs 67 82 Regulatory costs 4 1 Operating expenses 71 82 Gross result - 45 - 113 Addition to loan loss provisions 0 1 Underlying result before tax - 45 - 113 of which: Income on capital surplus - 24 24 Foreign currency exchange ratio hedging 1 02 52 Other Capital Management 2 - 25 C C a o p r it p a o l M ra a t n e ag L e i m n e e n B t anking posted an underly 81 o f € - 45 52 B m a i n l k li T o re n as in ury the second quarter of 2018 com - 73 million in the - 86 O s t e h c e o r C n o d rp q or u a a te r L t i e n r e of 2017. Underlying inco € - 30 million in the second quarter of 201 - 52 6 million from - 78 rily due to lower

ING Press Release 2Q2018 17 Consolidated Balance Sheet in C € o m ns i o ll l i i o d n ated balance sheet 1) 30 Jun. 18 31 Mar. 18 1 Jan. 18 30 Jun.18 31 Mar. 18 1 Jan. 18 Assets Cash and balances with central banks Loans and advances to banks Financial assets at fair value through profit or loss - trading assets - non - trading derivatives - designated as at fair value through profit or loss - mandatorily at fair value through profit or loss Financial assets at fair value through OCI - equity securities fair value through OCI - debt securities fair value through OCI - loans and advances fair value through OCI Securities at amortised cost Loans and advances to customers - customer lending - provision for loan losses Investments in associates and joint ventures Property and equipment Intangible assets Other assets 38,276 31,627 151,503 63,817 2,743 2,775 82,168 31,500 3,667 24,968 2,865 48,966 587,415 592,392 - 4,977 1,082 1,775 1,785 12,053 32,879 29,441 153,759 62,358 2,584 2,529 86,287 31,922 3,731 25,074 3,117 48,821 573,116 578,167 - 5,051 1,088 1,786 1,742 12,467 21,992 28,690 128,248 65,484 2,808 2,162 57,795 37,601 3,800 30,437 3,364 48,480 565,402 570,670 - 5,269 1,060 1,801 1,469 10,338 Liabilities Deposits from banks Customer deposits - savings accounts - credit balances on customer accounts - corporate deposits - other Financial liabilities at fair value through profit or loss - trading liabilities - non - trading derivatives - designated as at fair value through profit or loss Other liabilities Debt securities in issue Subordinated loans 38,776 556,681 319,833 192,026 39,135 5,687 110,874 42,711 3,041 65,122 16,612 116,099 16,225 40,661 546,755 319,840 187,166 38,406 1,343 105,883 40,446 2,274 63,162 17,326 107,824 17,672 36,929 539,852 319,664 186,324 32,626 1,238 89,369 38,233 2,657 48,479 15,834 96,826 16,209 Total liabilities 85 5 , 2 67 83 6 , 1 21 79 5 , 0 18 Equity Shareholders' equity 4 9 ,984 5 0 ,164 4 9 ,363 Non - controlling interests 734 735 700 Total equity 50,717 50,900 50,063 Total assets 90 5 , 9 84 88 7 , 0 20 845,081 Total liabilities and equity 90 5 , 9 84 88 7 , 0 20 84 5 , 0 81 1) The balance sheet of 31 March 2018 and 1 January 2018 is restated following some revisions in the IFRS 9 opening balance sheet. For a reconciliation between the reported balance sheet at year - end 2017 and the opening balance sheet as at 1 January 2018, see note 1 ‘Accounting policies’ in the ING Group Interim Accounts for the period ended 30 June 2018. ING Group’s total assets increased by € 19.0 billion to € 906.0 billion in the second quarter of 2018, including € 4.7 billion of positive currency impacts. The increase was mainly due to growth in loans and advances to customers and increased cash and balances with central banks. On the liability side, the main increases were in customer deposits, debt securities in issue and financial liabilities at fair value through profit or loss. Adjusted for currency impacts, net growth in core customer lending amounted to € 14.2 billion, whereas net growth in customer deposits was € 5.8 billion. ING Group’s loan - to - deposit ratio increased to 1.06 from 1.05 at the end of March. Cash and balances with central banks Cash and balances with central banks increased by € 5.4 billion to € 38.3 billion, partly related to active liquidity management. Loans and advances to and deposits from banks Loans and advances to banks increased by € 2.2 billion to € 31.6 billion. Deposits from banks decreased by € 1.9 billion to € 38.8 billion. Financial assets/liabilities at fair value through profit or loss Financial assets at fair value through profit or loss decreased by € 2.3 billion to € 151.5 billion. This was due to € 4.5 billion of lower reverse repo activity mandatorily at fair value through profit or loss, partly o ﬀ set by higher other financial assets at fair value through profit or loss, of which € 1.5 billion was higher trading assets. Financial liabilities at fair value through profit or loss increased by € 5 . 0 billion, mainly due to € 2 . 3 billion of higher trading liabilities, € 1 . 7 billion of higher repo activity designated at fair value through profit or loss, and € 0.8 billion of higher non - trading activities. Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs. Financial assets at fair value through OCI Financial assets at fair value through other comprehensive income (OCI) decreased slightly by € 0 . 4 billion to € 31 . 5 billion, partly due to a lower valuation of our stake in Bank of Beijing . Loans and advances to customers Loans and advances to customers increased by € 14.3 billion to € 587.4 billion, primarily driven by growth in customer lending. Adjusted for € 3.1 billion of positive currency impacts, customer lending increased by € 11.1 billion. This was mainly due to € 14.2 billion of net core lending growth, while short - term Bank Treasury lending decreased by € 2.8 billion and the run - o ﬀ portfolio of WUB and Lease declined by € 0.4 billion. In Retail Banking, net core lending assets grew by € 8.1 billion due to increases in both residential mortgages and other customer lending. Wholesale Banking grew net core lending by € 6.1 billion, predominantly in Industry Lending.

18 ING Press Release 2Q2018 R Co is n k s & oli C d a a p te it d al B M al a a n n a c g e e S m h e e n e t t Other assets/liabilities Other assets decreased by € 0.4 billion, partly due to a lower amount of financial transactions pending settlement. Other liabilities increased by € 0.7 billion. Customer deposits Customer deposits increased by € 9.9 billion to € 556.7 billion. Adjusted for € 0.8 billion of negative currency impacts and a € 4.9 billion increase in Bank Treasury deposits, the net production of customer deposits was € 5.8 billion. Retail Banking recorded a net production of € 7.8 billion (partly due to a seasonal pattern in the Netherlands), of which € 6.1 billion was in current accounts and € 1.7 billion in savings and deposits. In Wholesale Banking, net customer deposits decreased by € 2.0 billion. Debt securities in issue Debt securities in issue increased by € 8.3 billion to € 116.1 billion. The increase was largely caused by € 7.7 billion of higher CD/CPs, related to liquidity management and the facilitation of short - term commercial activities. Other debt securities (mainly long - term debt) increased by € 0.6 billion. Subordinated loans Subordinated loans decreased by € 1.4 billion, mainly due to redemptions after the new issuances in March. Shareholders’ equity Shareholders’ equity decreased by € 0 . 2 billion to € 50 . 0 billion . This mainly reflects the € 1 . 7 billion payment of the final dividend over 2017 , which was largely o ﬀ set by the second - quarter 2018 net result of € 1 . 4 billion . Shareholders’ equity per share decreased to € 12.85 as at 30 June 2018 from € 12.91 as at 31 March 2018. Change in shareholders’ equity in € million 2Q2018 1Q2018 Shareholders' equity beginning of period 50,164 49,363 Net result for the period 1,4 2 9 1,2 2 5 Unrealised revaluations of equity securities - 109 - 57 Unrealised revaluations of debt instruments - 22 - 22 Realised gains/losses debt instruments transferred to - 10 - 45 profit or loss Change in cashflow hedge reserve 200 - 41 Realised and unrealised other revaluations 0 - 3 Change in liability credit reserve 28 47 Defined benefit remeasurement 0 6 Exchange rate di ﬀ erences - 13 - 265 Change in treasury shares - 8 2 Change in employee stock options and share plans 16 20 Changes in the composition of the group - 9 - 87 Dividend - 1,673 0 Other changes - 11 20 Total changes - 181 801 Shareholders' equity end of period 49,984 50,164 Shareholders’ equity in € million 30 June 18 31 Mar. 18 1 Jan. 18 Share premium/capital 1 7 ,088 1 7 ,087 1 7 ,045 Revaluation reserve equity securities 2,2 6 3 2,3 7 5 2,4 3 2 Revaluation reserve debt instruments 481 513 580 Revaluation reserve cashflow hedge 422 222 263 Other revaluation reserves 201 201 203 Defined benefit remeasurement reserve - 394 - 394 - 400 Currency translation reserve - 1,941 - 1,928 - 1,663 Treasury shares - 20 - 13 - 15 Liability credit reserve - 116 - 144 - 190 Retained earnings and other reserves 2 9 ,346 3 1 ,019 3 1 ,109 Net result year to date 2,6 5 4 1,2 2 5 n.a. Total 49,984 50,164 49,363

ING Press Release 2Q2018 19 Risk Management Stock of provisions 1) Credit outstandings Stage 3 credit - impaired Stage 3 ratio Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (o ﬀ - balance positions). ING Group’s Stage 3 ratio improved to 1.6% in the second quarter of 2018, reflecting diversified portfolio growth and improved credit quality. Credit risk management ING Group’s Stage 3 ratio, which represents Stage 3 credit - impaired assets as a percentage of total credit outstandings, improved to 1.6% compared with the first quarter of 2018. The improvement was driven by growth in total credit outstandings, particularly in Project and Asset - based Finance, and a decrease in the Stage 3 credit - impaired outstandings. Residential mortgages Netherlands recorded a notable reduction in the Stage 3 ratio to 0.7% from 0.9% in the previous quarter, reflecting the positive macroeconomic environment and operational improvements in the risk - measuring processes. This reduction was slightly o ﬀ set by an increase in Stage 3 credit - impaired outstandings for Project and Asset - based Finance following downgrades of some individual files. ING Group’s stock of provisions decreased slightly by € 0.1 billion to € 5.1 billion, mainly due to amounts written o ﬀ in Stage 3 in Retail Netherlands and Wholesale Banking. ING Group’s Stage 3 provision coverage ratio improved slightly to 33.9% from 33.7% in the previous quarter. ING Group’s loan portfolio consists predominantly of asset - based and well - secured loans, including residential mortgages, Project and Asset - based Finance and Real Estate Finance. Market risk In the second quarter, the average Value - at - Risk (VaR) for ING Group’s trading portfolio remained stable at € 6 million for the fourth consecutive quarter. Compared with the first quarter of 2018, the minimum of the total overnight VaR remained unchanged at € 5 million, while the maximum increased slightly to € 8 million. in € million Minimum Maximum Average Quarter - end Fo C re o i n g s n o e li x d c a h t a e n d g V e aR trading books 1 3 1 2 Equities 2 4 2 2 Interest rate 4 6 5 5 Credit spread 4 5 5 5 Diversification - 7 - 7 Total VaR 1) 5 8 6 6 in € million 30 Jun. 2018 31 Mar. 2018 30 Jun. 2018 31 Mar. 2018 30 Jun. 2018 31 Mar. 2018 Residential mortgages Netherlands 1 1 6,271 1 1 6,757 8 26 1,1 0 0 0 . 7% 0 . 9 % Other lending Netherlands 3 3 ,822 3 2 ,880 1,5 8 2 1,6 7 4 4 . 7% 5 . 1 % of which business lending Netherlands 2 4 ,902 2 4 ,216 1,3 6 6 1,4 4 5 5 . 5% 6 . 0 % Residential mortgages Belgium 3 8 ,371 3 7 ,832 8 95 9 29 2 . 3% 2 . 5 % Other lending Belgium 5 4 ,828 5 1 ,520 1,3 4 5 1,2 3 1 2 . 5% 2 . 4 % of which business lending Belgium 4 3 ,092 4 0 ,622 1,0 9 1 9 68 2 . 5% 2 . 4 % Retail Benelux 24 3 , 2 93 23 8 , 9 88 4 , 6 4 8 4 , 9 3 4 1 . 9% 2 . 1% Residential mortgages Germany 7 0 ,877 6 9 ,690 4 38 4 40 0 . 6% 0 . 6 % Other lending Germany 1 4 ,363 1 5 ,592 2 21 2 15 1 . 5% 1 . 4 % Residential mortgages Other C&G Markets 6 2 ,059 6 0 ,547 4 99 4 90 0 . 8% 0 . 8 % Other lending Other C&G Markets 2 7 ,408 2 7 ,043 9 73 9 68 3 . 6% 3 . 6 % Retail Challengers & Growth Markets 17 4 , 7 06 17 2 , 8 72 2 , 1 3 1 2 , 1 1 3 1 . 2% 1 . 2% Industry Lending 1 4 5,273 1 3 3,242 2,7 3 6 2,6 6 2 1 . 9% 2 . 0 % of which: Project and Asset - based Finance 1 1 1,737 1 0 1,136 2,2 3 2 2,1 2 3 2 . 0% 2 . 1 % of which: Real Estate Finance 3 3 ,536 3 2 ,106 5 04 5 39 1 . 5% 1 . 7 % General Lending & Transaction Services 9 1 ,340 9 0 ,773 7 31 8 38 0 . 8% 0 . 9 % FM, Bank Treasury, Real Estate & Other 1 0 ,348 1 0 ,185 7 18 7 57 6 . 9% 7 . 4 % of which General Lease run - o ﬀ 2,3 3 7 2,4 2 3 7 02 7 41 3 0 .0% 3 0 .6% Wholesale Banking 24 6 , 9 61 23 4 , 2 01 4 , 1 8 6 4 , 2 5 7 1 . 7% 1 . 8% Total credit outstandings 66 4 , 9 60 64 6 , 0 62 10,964 11,304 1 . 6% 1 . 7% 1 ) The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on di ﬀ erent dates . in € million 30 Jun. 2018 31 Mar. 2018 Change Stage 1 - 12 month ECL 4 62 4 40 22 Stage 2 - Lifetime ECL not credit impaired 9 37 9 35 2 Stage 3 - Lifetime ECL credit impaired 3,7 1 3 3,8 0 8 - 95 Purchased credit impaired 2 3 0 Total 5 , 1 1 5 5 , 1 8 6 - 71 1) At the end of June 2018, the stock of provisions included provisions for loans and advances to banks ( € 4 million), financial assets at FVOCI ( € 15 million), securities at amortised cost ( € 16 million) and provisions for credit risk on contingent liabilities recorded under Provisions ( € 103 million). ING Group: Total credit outstandings

20 ING Press Release 2Q2018 Risk Management Other matters As previously noted ING Bank is the subject of criminal investigations by Dutch authorities regarding various requirements related to client on - boarding, money laundering and corrupt practices. ING Group has also received related information requests from the US authorities. ING Group and ING Bank have been cooperating with these investigations and requests. Management has concluded under IFRS that it is more likely than not that a present obligation exists and that an outflow of resources is probable, however is not able to estimate reliably the possible timing, scope or amounts of any fines, penalties and/or other outcome, which could be significant. ING has been engaged in discussions with the relevant authorities on a potential resolution of the issues but such discussions remain ongoing and their outcome uncertain.

ING Press Release 2Q2018 21 Capital, Liquidity and Funding 2019 rules (fully loaded) 2018 rules (phased in) in € million 30 Jun. 2018 31 Mar. 2018 30 Jun. 2018 31 Mar. 2018 Shareholders' equity (parent) 4 9 ,984 5 0 ,164 4 9 ,984 5 0 ,164 - Interim profit not included in CET1 capital 1) - 1,735 - 2,538 - 1,735 - 2,538 - Other regulatory adjustments - 3,467 - 3,067 - 3,415 - 3,013 Regulatory adjustments - 5,202 - 5,605 - 5,150 - 5,551 Available common equity Tier 1 capital 44,782 44,560 44,833 44,613 Additional Tier 1 securities 2) 5,2 6 0 5,0 2 5 5,2 6 0 5,0 2 5 Regulatory adjustments additional Tier 1 45 43 43 41 Available Tier 1 capital 50,087 49,627 50,137 49,679 Supplementary capital - Tier 2 bonds 3) 1 1 ,095 1 0 ,846 1 1 ,095 1 0 ,846 Regulatory adjustments Tier 2 - 2,358 - 2,340 - 2,661 - 2,632 Available BIS capital 58,824 58,132 58,570 57,892 Risk - weighted assets 3 1 8,729 3 1 2,434 3 1 8,729 3 1 2,434 Common equity Tier 1 ratio 14 . 1% 14 . 3% 14 . 1% 14 . 3% Tier 1 ratio 1 5 .7% 1 5 .9% 1 5 .7% 1 5 .9 % Total capital ratio 18 . 5% 18 . 6% 18 . 4% 18 . 5 % Leverage Ratio 4 . 3% 4 . 4% 4 . 3% 4 . 4% 1) The interim profit not included in CET1 capital as per 30 June 2018 is € 1,735 million, and is fully related to 2018 results. 2) Including € 2,771 million which is CRR/CRD IV - compliant (1Q2018: € 2,618 million), and € 2,489 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2018: € 2,406 million). 3) Including € 10,918 million which is CRR/CRD IV - compliant (1Q2018: € 10,663 million), and € 177 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2018: € 182 million). Despite strong lending growth, ING Group’s fully loaded common equity Tier 1 (CET1) ratio of 14.1% remained above our CET1 ambition of around 13.5% under Basel IV. The liquidity position also remained robust, with a Liquidity Coverage Ratio (LCR) of 116% based on a 12 - month moving average. Capital ratios ING Group’s fully loaded common equity Tier 1 ratio remained strong at 14.1% in the second quarter of 2018, supported by ING Group’s net profit for the quarter, o ﬀ set by higher risk - weighted assets (RWA) as a result of mainly strong lending growth and a prudential add - on. Common equity Tier 1 capital increased to € 44.8 billion. This is mainly due to the inclusion of € 0.6 billion of net profit stemming from second - quarter earnings, slightly o ﬀ set by a € 0.1 billion reduction in debt and equity reserves and a € 0.1 billion reduction due to an increased regulatory shortfall in loan loss provisioning. The remaining quarterly profit of € 0.9 billion has been reserved for future dividend payments. This follows the decision to reserve one third of the aggregate prior - year dividend in each of the first three quarters of the financial year. This treatment of the interim profits is in line with ING’s aim to pay a progressive dividend over time, and facilitates a smoother quarterly capital development. The 2017 final dividend payment of € 1,673 million on 11 May 2018 did not have an impact on the common equity Tier 1 ratio. The decrease in the common equity Tier 1 capital ratio was mainly due to € 6.3 billion of higher risk - weighted assets; this is largely explained by higher volume growth and a prudential model add - on for Belgian mortgages. ING Group’s fully loaded Tier 1 ratio (including grandfathered securities) decreased to 15.7% compared to the end of March 2018. The fully loaded total capital ratio (including grandfathered securities) decreased to 18.5% at the end of June 2018. Both of these movements reflect the decrease in the common equity Tier 1 ratio. ING Group’s phased - in common equity Tier 1 ratio decreased from 14.3% at the end of March 2018 to 14.1% at the end of June 2018. The phased - in Tier 1 ratio decreased to 15.7%. The developments in the phased - in capital ratios largely mirror trends in the fully loaded capital ratios in combination with the application of the transitional rules under CRR/CRDIV. All ratios remain significantly ahead of regulatory requirements. The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash - pooling activities. The leverage ratio on 30 June 2018 was 4.3% versus 4.4% on 31 March 2018. The decline was mainly attributable to an increase in the total balance due to volume growth in lending and increased cash - pooling activities in Bank Mendes Gans. Risk - weighted assets (RWA) At the end of June 2018, ING Group’s total RWA were € 318.7 billion, up € 6.3 billion from the end of the previous quarter. This increase includes a € 2 . 1 billion increase as a result of foreign - currency movements, which were mainly caused by the appreciation of the US dollar . At comparable FX rates, the increase was primarily due to a rise in credit risk - weighted assets of € 9.0 billion; this mainly reflects RWA growth related to volume growth and a prudential model add - on for Belgian ING Group: Capital position

Capital, Liquidity and Funding

mortgages. These impacts were partially off set by positive risk migration mainly within Wholesale Banking. Market RWA decreased by €0.2 billion to €5.3 billion. Operational RWA decreased by €4.6 billion to €37.3 billion, due to a regular update of underlying scenarios.

ING Group: Composition of RWA

in € billion	30 Jun. 2018	31 Mar. 2018
Credit RWA	276.0	265.0
Operational RWA	37.3	41.9
Market RWA	5.3	5.5
Total RWA	**318.7**	**312.4**

MREL requirement

ING Group has received formal notification from De Nederlandsche Bank (DNB) of its binding minimum requirement for own funds and eligible liabilities (MREL). The MREL requirement has been established to ensure that banks in the European Union have suffi cient own funds and eligible liabilities to absorb losses in the case of potential bank failure. The MREL requirement is set for ING Group at a consolidated level, as determined by the Single Resolution Board (SRB). This MREL requirement has been set at 10.89% of Total Liabilities and Own Funds (requirement is set based on data of 31 December 2016 and corresponds to € 91.24 billion or 29.03% of ING Group's RWA at that time), and comes into eff ect immediately. The composition of ING's current funding structure is in line with this new requirement. Future requirements will be subject to ongoing regulatory review and clarification.

Liquidity and funding

ING Group holds a buff er of High Quality Liquid Assets (HQLA) to ensure suffi cient liquidity in times of stress. The adequacy of this buff er is measured by the Liquidity Coverage Ratio (LCR). ING's LCR 12-month moving average increased from 115% in the first quarter of 2018 to 116%.

LCR 12-month moving average as per 2Q2018

in € billion	30 Jun. 18	31 Mar. 18
Level 1	115.6	112.8
Level 2A	4.7	4.3
Level 2B	8.6	9.0
Total HQLA	**129.0**	**126.2**
Outflow	**198.3**	**195.7**
Inflow	**87.2**	**86.0**
LCR	**116%**	**115%**

ING's funding is well diversified, consisting mainly of retail deposits, corporate deposits and public debt. In addition to customer deposits, ING's capital base (both equity and subordinated instruments) and long-term debt issuance are the main sources of stable long-term funding. From the first quarter of 2018 to the second quarter of 2018, the share of funding from CD/CP issuance increased, while the share of retail customer deposits decreased, despite continued growth in customer deposit balances on an absolute basis.

Funding mix

In %	30 Jun. 18	31 Mar. 18
Customer deposits (retail)	48%	49%
Customer deposits (corporate)	21%	21%
Lending / repurchase agreement	8%	8%
Interbank	5%	5%
CD/CP	7%	6%
Long-term public debt	9%	9%
Subordinated debt	2%	2%

Long-term debt securities decreased by €-0.7 billio d €3.2 billion of bonds in the second quarter of 2018. Maturities, early repayments and redemptions in the quarter resulted in a decrease in outstanding debt of €-3.2 billion.
In May, two Tier 2 bonds were called (€-1.9 billion). The FX impact of the strengthening of the US dollar versus the euro resulted in an increase of outstanding debt of €1.3 billion.

Of the €79 billion in outstanding long-term debt, €51 billion is in euro and €22 billion in US dollar. In total, €7 billion of long- term debt will mature in the remainder of 2018.

Long-term debt maturity ladder per currency, 30 June 2018

in € billion	Total	'18	'19	'20	'21	'22	'23	'24	'25	'26	
EUR	51	2	9	6	6	7	3	1	3	3	11
USD	22	3	4	2	2	4	4	0	0	0	4
Other	6	2	1	1	1	0	0	0	0	0	1
Total	**79**	**7**	**14**	**9**	**10**	**10**	**7**	**1**	**3**	**3**	**16**

As lending growth was higher than deposit growth, the loan- to-deposit ratio increased from 105% in the first quarter of 2018 to 106%. Taking into account ING's capital and outstanding public debt, ING has suffi cient stable funding to fund its longer-term assets.

Ratings

During the second quarter of 2018, the ratings and outlooks from S&P, Moody's and Fitch Ratings remained unchanged. On 9 July 2018, Fitch Ratings revised its outlook for ING Bank
N.V. to positive (from stable). The outlook revision reflects Fitch Ratings' expectation (following the MREL announcement) that in the coming 18-24 months ING Bank will build up a buff er of junior debt that could be made available to protect the bank's reference liabilities from default in case of failure.

Main credit ratings of ING on 1 Aug 2018

	Standard & Poor's		Moody's		Fitch Rating	
	Rating	Outlook	Rating	Outlook	Outlook	
ING Groep N.V.	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.	A+	Stable	Aa3	Stable	A+	Positive

22 ING Press Release 2Q2018

ING Press Release 2Q2018 23 Source: ING Economics Department Economic Environment Stock markets Stock markets moved sideways against a background of geopolitical worries, the US trade dispute and economists’ expectations that economic growth has peaked. Index 3 , 00 0 2 , 50 0 2 , 00 0 1 , 50 0 1 , 00 0 Credit markets Credit spreads continued to increase, reflecting some disappointing economic data and emerging downward risks on the back of protectionist policies and political developments. Basis points 100 80 60 40 1 J u l y 1 Oc t . 201 6 2016 1 Jan. 2017 1 A p r . 2017 1 J u l y 2017 1 Oc t . 2017 1 Jan. 2018 1 A p r . 2018 1 J u l y 2018 1 J u l y 1 Oc t . 1 Jan. 1 A p r . 1 J u l y 1 Oc t . 1 Jan. 1 A p r . 1 J u l y 201 6 201 6 201 7 201 7 201 7 201 7 201 8 201 8 2018 FTSE E300 S&P 500 iTraxx Main 5 yr (Europe) CDX IG 5 yr (US) Economic activity US purchasing managers became more confident in the second quarter, while their counterparts in the eurozone were less upbeat. Economic activity in the US remained strong, buoyed by increasing employment, rising wages and lower taxation. Eurozone economic growth levelled o ﬀ , reflecting the appreciation of the euro, concerns about trade, and uncertainty surrounding future European political cooperation. Index 60 Currency markets The euro weakened relative to the US dollar. This reflects the contrast between the two markets. In the eurozone, economic performance weakened and the ECB is not expected to raise rates in the near future. The tenuous political situation in Italy also remains a concern. Meanwhile, US economic growth has remained strong and the Fed has gradually increased rates. USD per 1 EUR 1.3 55 1.2 50 1.1 45 1 J u l y 2016 1 Oc t . 1 Jan. 201 6 2017 1 A p r . 2017 1 J u l y 2017 1 Oc t . 2017 1 Jan. 2018 1 A p r . 2018 1 J u l y 2018 1 .0 1 J u l y 1 Oc t . 1 Jan. 1 A p r . 1 J u l y 1 Oc t . 1 Jan. 1 A p r . 1 J u l y 201 6 201 6 201 7 201 7 201 7 201 7 201 8 201 8 2018 Eurozone composite PMI US composite PMI EUR/USD Consumer confidence Consumer confidence in the eurozone dropped to its lowest reading since October 2017. With US tari ﬀ s on steel and aluminum in place since 1 June 2018 and retaliatory measures by the EU in e ﬀ ect, worries about a possible trade war may be weighing on the eurozone consumer. Ind e x 5 0 - 5 - 10 - 15 Interest rates Three - month Euribor rates remained negative as the ECB is unlikely to start raising rates before mid - 2019 due to continued low core inflation. This expectation, combined with a levelling - o ﬀ of growth forecasts and political worries, caused longer - term yields to decrease. In light of the uncertain economic outlook, investors’ “flight to safety” resulted in lower US longer - term yields. Percentages 4 3 2 1 0 - 1 1 J u l y 2016 1 Oc t . 1 Jan. 201 6 2017 1 A p r . 2017 1 J u l y 2017 1 Oc t . 2017 1 Jan. 2018 1 A p r . 2018 1 J u l y 2018 1 J u l y 1 Oc t . 1 Jan. 201 6 201 6 2017 1 A p r . 2017 C - ,m"#,!# ',"'!a2 - 0 Eurozone 10 yr swap Eurozone 3m interbank 1 J u l y 1 Oc t . 1 Jan. 1 A p r . 1 J u l y 201 7 201 7 201 8 201 8 2018 US 10 yr swap US 3m interbank

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In € million	2Q2018	2Q2017	2Q2018	2Q2017	2Q2018	2Q2017	2Q2018	2Q2017
Net interest income	3,441	3,359					3,441	3,359
Net fee and commission income	717	713			-0	-1	717	714
Investment income	38	43					38	43
Other income	273	384			-14	-31	287	415
Total income	**4,470**	**4,500**	-	-	**-14**	**-32**	**4,484**	**4,532**
Expenses excl. regulatory costs	2,249	2,242					2,249	2,242
Regulatory costs	98	69					98	69
Operating expenses	**2,347**	**2,311**	-	-	-	-	**2,347**	**2,311**
Gross result	**2,123**	**2,189**	-	-	**-14**	**-32**	**2,137**	**2,221**
Addition to loan loss provisions	115	229					115	229
Result before tax	**2,008**	**1,960**	-	-	**-14**	**-32**	**2,022**	**1,992**
Taxation	557	565					557	565
Non-controlling interests	22	23					22	23
Net result ING Group	**1,429**	**1,371**	-	-	**-14**	**-32**	**1,443**	**1,403**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	2Q2018	2Q2017	2Q2018	2Q2017	2Q2018	2Q2017	2Q2018	2Q2017
Net interest income	3,441	3,359	2,414	2,372	987	941	40	46
Net fee and commission income	717	714	428	419	290	297	0	-2
Investment income	38	43	23	39	10	11	4	-6
Other income	287	415	131	144	176	340	-19	-68
Total underlying income	**4,484**	**4,532**	**2,996**	**2,974**	**1,462**	**1,588**	**26**	**-30**
Expenses excl. regulatory costs	2,249	2,242	1,524	1,493	658	668	67	82
Regulatory costs	98	69	85	61	9	7	4	1
Operating expenses	**2,347**	**2,311**	**1,609**	**1,554**	**667**	**675**	**71**	**82**
Gross result	**2,137**	**2,221**	**1,387**	**1,420**	**795**	**914**	**-45**	**-113**
Addition to loan loss provisions	115	229	56	93	59	135	-0	1
Underlying result before tax	**2,022**	**1,992**	**1,331**	**1,327**	**736**	**778**	**-45**	**-113**
Taxation	557	565	361	369	200	208	-5	-12
Non-controlling interests	22	23	19	20	3	3	-0	-
Underlying net result	**1,443**	**1,403**	**951**	**938**	**532**	**566**	**-40**	**-101**
Special items after tax	-	-	-	-	-	-	-	-
Net result Banking	**1,443**	**1,403**	**951**	**938**	**532**	**566**	**-40**	**-101**
Net result Insurance Other	-14	-32						
Net result ING Group	**1,429**	**1,371**						

ING Group: Profitability and effi ciency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	2Q2018	2Q2017	2Q2018	2Q2017	2Q2018	2Q2017	2Q2018	2Q2017
Cost/income ratio	52.5%	51.4%						
Underlying cost/income ratio	52.3%	51.0%	53.7%	52.3%	45.6%	42.5%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	11.9%	11.4%						
ING Group's underlying return on IFRS-EU equity[1]	12.0%	11.7%						

[1] Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

24 ING Press Release 2Q2018

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In € million	6M2018	6M2017	6M2018	6M2017	6M2018	6M2017	6M2018	6M2017
Net interest income	6,845	6,711					6,845	6,711
Net fee and commission income	1,377	1,395			-2	-1	1,378	1,396
Investment income	102	91					102	91
Other income	635	666			20	-62	614	729
Total income	**8,959**	**8,864**	**-**	**-**	**18**	**-64**	**8,940**	**8,928**
Expenses excl. regulatory costs	4,441	4,379					4,441	4,379
Regulatory costs	591	543					591	543
Operating expenses	**5,032**	**4,922**	**-**	**-**	**-**	**-**	**5,032**	**4,922**
Gross result	**3,927**	**3,942**	**-**	**-**	**18**	**-64**	**3,908**	**4,005**
Addition to loan loss provisions	200	362					200	362
Result before tax	**3,727**	**3,580**	**-**	**-**	**18**	**-64**	**3,708**	**3,644**
Taxation	1,021	1,022			-0		1,021	1,022
Non-controlling interests	51	44					51	44
Net result ING Group	**2,654**	**2,514**	**-**	**-**	**19**	**-64**	**2,636**	**2,578**

ING Group: Underlying profit or loss account	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	6M2018	6M2017	6M2018	6M2017	6M2018	6M2017	6M2018	6M2017
Net interest income	6,845	6,711	4,819	4,743	1,922	1,896	105	71
Net fee and commission income	1,378	1,396	827	822	553	577	-1	-3
Investment income	102	91	63	66	34	34	5	-9
Other income	614	729	314	255	355	627	-54	-153
Total underlying income	**8,940**	**8,928**	**6,023**	**5,887**	**2,864**	**3,134**	**54**	**-93**
Expenses excl. regulatory costs	4,441	4,379	3,045	2,952	1,261	1,275	135	152
Regulatory costs	591	543	462	444	125	98	4	1
Operating expenses	**5,032**	**4,922**	**3,507**	**3,397**	**1,386**	**1,373**	**139**	**152**
Gross result	**3,908**	**4,005**	**2,515**	**2,490**	**1,478**	**1,761**	**-85**	**-245**
Addition to loan loss provisions	200	362	161	191	39	170	-0	1
Underlying result before tax	**3,708**	**3,644**	**2,354**	**2,299**	**1,439**	**1,591**	**-85**	**-246**
Taxation	1,021	1,022	631	636	369	438	21	-53
Non-controlling interests	51	44	44	37	8	7	-0	-
Underlying net result	**2,636**	**2,578**	**1,679**	**1,626**	**1,061**	**1,145**	**-105**	**-193**
Special items after tax	-	-	-	-	-	-	-	-
Net result Banking	**2,636**	**2,578**	**1,679**	**1,626**	**1,061**	**1,145**	**-105**	**-193**
Net result Insurance Other	19	-64						
Net result ING Group	**2,654**	**2,514**						

ING Group: Profitability and efficiency	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	6M2018	6M2017	6M2018	6M2017	6M2018	6M2017	6M2018	6M2017
Cost/income ratio	56.2%	55.5%						
Underlying cost/income ratio	56.3%	55.1%	58.2%	57.7%	48.4%	43.8%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	11.1%	10.4%						
ING Group's underlying return on IFRS-EU equity[1]	11.0%	10.6%						

[1] Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

ING Press Release 2Q2018

25

Total ING Group Netherlands Bel g ium Germany Other Challengers Growth Markets Wholesale Banking Rest of World Other 1) In € million 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 2Q2018 2Q2017 Net interest income 3,441 3,3 5 9 1,1 4 4 1,1 2 9 533 528 567 522 410 373 391 384 357 376 39 47 Net fee and commission income 717 714 238 224 133 148 61 65 65 57 85 88 136 133 0 - 2 Investment income 38 43 17 8 1 20 7 0 3 3 4 22 2 - 4 5 - 6 Other income 287 415 87 120 85 125 - 9 3 - 3 5 58 35 88 99 - 18 27 Total underlying income 4,484 4 , 5 3 2 1 , 4 8 6 1 , 4 8 2 751 822 625 590 476 439 538 529 582 604 26 66 Expenses excl. regulatory costs 2,249 2,2 4 2 649 686 439 481 264 250 276 235 255 244 294 261 72 84 Regulatory costs 98 69 20 19 1 - 13 19 15 18 15 34 31 1 1 4 1 Operating expenses 2,347 2 , 3 1 1 669 705 440 468 283 265 294 250 289 275 295 263 76 85 Gross result 2,137 2 , 2 2 1 817 777 311 354 342 325 181 189 249 253 287 341 - 50 - 19 Addition to loan loss provisions 115 229 - 84 17 33 19 41 2 30 57 54 57 41 76 - 0 1 Underlying result before tax Banking 2,022 1 , 9 9 2 901 760 278 335 300 322 152 132 195 197 246 265 - 50 - 19 Retail Banking 1,331 1,3 2 7 676 565 211 304 228 214 68 84 148 159 0 0 0 0 Wholesale Banking 736 778 224 195 68 30 72 109 84 48 47 37 246 265 - 5 94 Corporate Line - 45 - 113 0 0 0 0 0 0 0 0 0 0 0 0 - 45 - 113 Underlying result before tax 2,022 1 , 9 9 2 901 760 278 335 300 322 152 132 195 197 246 265 - 50 - 19 Taxation 557 565 225 191 75 117 99 107 50 42 47 45 68 73 - 6 - 9 Non - controlling interests 22 23 0 0 0 2 1 1 0 0 21 21 0 0 - 0 0 Underlying net result Banking 1,443 1 , 4 0 3 676 569 203 216 201 215 101 90 127 131 178 192 - 43 - 10 Special items after tax - - - - - - - - - - - - - - - - Net result Banking 1,443 1 , 4 0 3 676 569 203 216 201 215 101 90 127 131 178 192 - 43 - 10 Net result Insurance Other - 14 - 32 Net result ING Group 1,429 1 , 3 7 1 Profitability and e ﬃ ciency 2) Cost/income ratio 52.3% 5 1 .0% 4 5 .0% 4 7 .6% 5 8 .6% 5 6 .9% 4 5 .3% 4 5 .0% 6 1 .9% 5 7 .0% 53.7% 5 2 .0% 5 0 .7% 4 3 .5% 2 9 2.9% 128.1% Return on equity based on 12.0% common equity Tier 1 3) 15.5% 1 5 .3% 2 9 .2% 2 3 .4% 1 3 .1% 1 4 .1% 1 5 .9% 1 9 .2% 1 0 .7% 1 0 .3% 11.3% 1 1 .5% 9.0% 1 0 .0% - 4 5 .3% - 10.0% Employees (internal FTEs, end of period) 4) 52,189 5 1 ,342 1 4 ,153 1 3 ,431 9,5 6 8 1 0 ,103 5,0 4 8 4,9 5 4 5,0 2 8 4,4 4 8 14,875 1 5 ,108 3,5 0 9 3,2 9 0 8 8 Risk 2) Risk costs in bps of average RWA 15 30 - 44 8 25 15 39 3 38 77 50 52 25 48 - 3 7 Risk - weighted assets (end of period, in € billion) 318.7 3 1 0.3 7 7 .7 8 2 .5 5 2 .9 5 1 .6 4 3 .3 3 8 .0 3 1 .8 2 9 .7 44.2 4 3 .9 66 .0 6 1 .5 2.8 3.0 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 2Q2018 1Q2018 Customer lending/deposits (end of period, in € billion) Residential mortgages 281.7 2 7 8.3 1 1 1.7 1 1 1.8 3 7 .2 3 6 .6 7 1 .6 7 0 .4 5 1 .9 5 0 .4 9.3 9.2 0.0 0.0 - 0.0 Other lending 310.7 2 9 9.9 7 4 .0 7 5 .2 6 6 .2 6 2 .1 4 4 .7 4 2 .3 3 1 .1 2 9 .9 27.2 2 6 .8 6 7 .0 6 3 .3 0.4 0.3 Customer deposits 556.7 5 4 6.8 1 7 5.0 1 7 3.8 1 0 2.0 1 0 0.4 1 3 7.5 1 3 3.6 9 1 .3 8 9 .5 36.8 3 6 .5 1 4 .0 1 3 .3 0.0 - 0.2 1) Region Other consists of Corporate Line and Real Estate run - o ﬀ portfolio. 2) Key figures based on underlying figures. 3) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). 4) In 2Q2018, the allocation of FTEs from shared service centers to the business lines changed to better reflect use of service. Historical figures have been adjusted. Geographical split: Consolidated profit or loss account Appendix Consolidated profit or loss account: Geographical split 26 ING Press Release 2Q2018

Total ING Group Netherlands Bel g ium Germany Other Challengers Growth Markets Wholesale Banking Rest of World Other 1) In € million 6 M 2018 6 M 2017 6 M 2018 6 M 2017 6 M 2018 6 M 2017 6 M 2018 6 M 2017 6 M 2018 6M2017 6 M 2018 6M2017 6 M 2018 6 M 2017 6 M 2018 6 M 2017 Net interest income 6,8 4 5 6,7 1 1 2,2 7 3 2,2 5 6 1,0 4 4 1,0 7 9 1,1 1 7 1,0 5 0 847 748 785 742 677 763 102 72 Net fee and commission income 1,3 7 8 1,3 9 6 471 448 252 288 117 125 129 113 164 161 247 264 - 1 - 3 Investment income 102 91 52 39 34 27 7 12 - 10 6 14 23 1 - 6 6 - 9 Other income 614 729 165 190 166 267 7 - 3 26 22 106 99 197 200 - 52 - 46 Total underlying income 8 , 9 4 0 8 , 9 2 8 2 , 9 6 0 2 , 9 3 3 1 , 4 9 6 1 , 6 6 1 1 , 2 4 8 1 , 1 8 4 991 889 1 , 0 6 9 1 , 0 2 5 1 , 1 2 1 1 , 2 2 1 54 14 Expenses excl. regulatory costs 4,4 4 1 4,3 7 9 1,3 0 8 1,3 5 0 843 909 521 502 542 472 515 477 570 512 142 156 Regulatory costs 591 543 146 124 208 212 73 69 42 37 81 74 38 26 4 1 Operating expenses 5 , 0 3 2 4 , 9 2 2 1 , 4 5 4 1 , 4 7 4 1 , 0 5 1 1 , 1 2 2 594 571 584 509 596 551 608 538 146 157 Gross result 3 , 9 0 8 4 , 0 0 5 1 , 5 0 7 1 , 4 5 9 445 539 654 613 408 380 473 474 513 684 - 91 - 143 Addition to loan loss provisions 200 362 - 111 6 67 78 51 2 67 97 85 110 40 69 - 0 1 Underlying result before tax Banking 3 , 7 0 8 3 , 6 4 4 1 , 6 1 7 1 , 4 5 3 377 462 603 611 341 283 389 364 473 614 - 91 - 143 Retail Banking 2,3 5 4 2,2 9 9 1,2 3 9 1,0 4 3 231 377 423 398 157 191 304 290 - - - - Wholesale Banking 1,4 3 9 1,5 9 1 378 410 146 85 179 213 184 92 85 74 473 614 - 7 103 Corporate Line - 85 - 246 - - - - - - - - - - - - - 85 - 246 Underlying result before tax 3 , 7 0 8 3 , 6 4 4 1 , 6 1 7 1 , 4 5 3 377 462 603 611 341 283 389 364 473 614 - 91 - 143 Taxation 1,0 2 1 1,0 2 2 398 365 103 161 204 204 109 85 83 79 105 174 18 - 47 Non - controlling interests 51 44 0 - 6 3 1 1 - - 44 40 - - - 0 - Underlying net result Banking 2 , 6 3 6 2 , 5 7 8 1 , 2 1 9 1 , 0 8 8 268 297 398 406 231 198 261 245 367 441 - 109 - 96 Special items after tax - - - - - - - - - - - - - - - - Net result Banking 2 , 6 3 6 2 , 5 7 8 1 , 2 1 9 1 , 0 8 8 268 297 398 406 231 198 261 245 367 441 - 109 - 96 Net result Insurance Other 19 - 64 Net result ING Group 2 , 6 5 4 2 , 5 1 4 Profitability and e ﬃ ciency 2) Cost/income ratio 5 6 .3% 5 5 .1% 4 9 .1% 5 0 .3% 7 0 .3% 6 7 .5% 4 7 .6% 4 8 .2% 5 8 .9% 5 7 .3% 5 5 .7% 5 3 .8% 5 4 .2% 4 4 .0% 2 6 8.2% n.a. Return on equity based on 12.0% common equity Tier 1 3) 1 4 .3% 1 4 .0% 2 6 .3% 2 2 .3% 8.9% 9.7% 1 6 .1% 1 8 .2% 1 2 .3% 1 1 .4% 1 1 .7% 1 0 .9% 9.3% 1 1 .4% - 5 6 .3% - 4 3 .7% Employees (internal FTEs, end of period) 4) 5 2 ,189 5 1 ,342 1 4 ,153 1 3 ,431 9,5 6 8 1 0 ,103 5,0 4 8 4,9 5 4 5,0 2 8 4,4 4 8 1 4 ,875 1 5 ,108 3,5 0 9 3,2 9 0 8 8 Risk 2) Risk costs in bps of average RWA 13 23 - 29 1 26 30 25 1 43 67 39 50 12 21 - 1 3 Risk - weighted assets (end of period, in € billion) 3 1 8.7 3 1 0.3 7 7 .7 8 2 .5 5 2 .9 5 1 .6 4 3 .3 3 8 .0 3 1 .8 2 9 .7 4 4 .2 4 3 .9 66 .0 6 1 .5 2.8 3.0 6 M 2018 1 Jan. 18 6 M 2018 1 Jan. 18 6 M 2018 1 Jan. 18 6 M 2018 1 Jan. 18 6 M 2018 1 Jan. 18 6 M 2018 1 Jan. 18 6 M 2018 1 Jan. 18 6 M 2018 1 Jan. 18 Customer lending/deposits (end of period, in € billion) Residential mortgages 2 8 1.7 2 7 8.6 1 1 1.7 1 1 2.6 3 7 .2 3 6 .2 7 1 .6 7 0 .0 5 1 .9 5 0 .8 9.3 8.9 0.0 0.0 - 0.0 Other lending 3 1 0.7 2 9 2.1 7 4 .0 7 4 .2 6 6 .2 6 1 .3 4 4 .7 3 8 .5 3 1 .1 2 9 .5 2 7 .2 2 7 .5 6 7 .0 6 0 .7 0.4 0.3 Customer deposits 5 5 6.7 5 3 9.9 1 7 5.0 1 6 7.4 1 0 2.0 9 8 .8 1 3 7.5 1 3 3.7 9 1 .3 9 0 .5 3 6 .8 3 6 .6 1 4 .0 1 3 .0 0.0 - 0.2 1) Region Other consists of Corporate Line and Real Estate run - o ﬀ portfolio. 2) Key figures based on underlying figures. 3) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). 4) In 2Q2018, the allocation of FTEs from shared service centers to the business lines changed to better reflect use of service. Historical figures have been adjusted. Geographical split: Consolidated profit or loss account Appendix Consolidated profit or loss account: Geographical split ING Press Release 2Q2018 27

ING profile ING is a global financial institution with a strong European base, o ﬀ ering banking services through its operating company ING Bank . The purpose of ING Bank is empowering people to stay a step ahead in life and in business . ING Bank’s more than 52 , 000 employees o ﬀ er retail and wholesale banking services to customers in over 40 countries . ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good Index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group. Further information All publications related to ING’s 2Q18 results can be found at www.ing.com/2q18, including a video with CEO Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • • ING Group historical trend data ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www . ing . com . Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed . Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B - roll) of ING is available via ing . yourmediakit . com or can be requested by emailing info@yourmediakit . com . ING presentations are available at SlideShare . Important legal information Elements of this press release contain or may contain information about ING Groep N.V.and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2017 ING Group consolidated annual accounts. All figures in this document are unaudited. Small di ﬀ erences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to di ﬀ er materially from those expressed or implied in such statements. Actual results, performance or events may di ﬀ er materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break - up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes a ﬀ ecting interest rate levels, (6) changes a ﬀ ecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could a ﬀ ect the future availability to us of net operating loss, net capital and built - in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) operational risks, such as system disruptions or failures, breaches of security, cyberattacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) the inability to protect our intellectual property and infringement claims by third parties, (18) the inability to retain key personnel, (19) business, operational, regulatory, reputation and other risks in connection with climate change, (20) ING’s ability to achieve its strategy, including projected operational synergies and cost - saving programmes and (21) the other risks and uncertainties detailed in the 2017 annual report of ING Groep N.V.(including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an o ﬀ er to sell, or a solicitation of an o ﬀ er to purchase, any securities in the United States or any other jurisdiction. 28 ING Press Release 2Q2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 2 August, 2018